FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2012
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



Quarter and year ended 31 December 2011

Q4

News Release – Reviewed Preliminary Condensed Consolidated Results

HIGHER GOLD PRICE CONTRIBUTES TO IMPROVED EARNINGS

JOHANNESBURG. 17 February 2012, Gold Fields Limited (NYSE & JSE: GFI) today announced net earnings for the December quarter of R2,605 million compared with R2,055 million in the September quarter and a loss of R777 million in the December 2010 quarter. In US dollar terms net earnings for the December quarter were US$336 million, compared with US$293 million in the September quarter and a loss of US$106 million in the December 2010 quarter. Net earnings of R7,027 million (US$973 million) for the year ended December 2011 compared with R1,139 million (US$153 million) for the year ended December 2010.

December 2011 quarter salient features:

- Group attributable equivalent gold production of 883,000 ounces;
- Total cash cost decreased from US$851 per ounce to US$767 per ounce;
- Operating margin of 56 per cent and NCE margin of 28 per cent reflecting good cost control and higher prices;
- Project pipeline gaining momentum;
- Fourth place ranking in the resources sector of the Dow Jones sustainability index.

A final dividend of 230 SA cents per share is payable on 12 March 2012, giving a total dividend for the year ended December 2011 of 330 SA cents per share.

Statement by Nick Holland, Chief Executive Officer of Gold Fields:

The Group has had a much improved safety performance in the second half of the year. The Group's fatal injury frequency rate improved from 0.15 in the September quarter to 0.02 in the December quarter. Regrettably there was one fatality in the South Africa region during the quarter. However, it was pleasing that KDC achieved two million fatality free shifts. Agnew, Damang, Tarkwa and Cerro Corona reported zero lost time injuries. We continue our focus and efforts on improving safety and health through engineering out the risks, ensuring compliance to standards, active stakeholder engagement and behavioural-based safety programmes.

In the December 2011 quarter Gold Fields benefitted from higher gold prices and allied with good cost control, realised improved earnings, despite a 2 per cent decrease in Group attributable gold production to 883,000 ounces. Earnings for the quarter increased by 27 per cent to R2,605 million (US$336 million) or 361 SA cents per share (US$0.47 per share), when compared with the previous quarter.

The improvement in net earnings is largely attributable to a 13 per cent increase in the realised rand gold price, as well as sound cost control underpinned by the Group-wide Business Process Re-engineering programme. Net operating costs decreased from R5,404 million (US$766 million) in the September quarter to R5,359 million (US$656 million) in the December quarter.

Net earnings for the year ended December 2011 increased to R7,027 million (US$973 million), compared with R1,139 million (US$153 million) in calendar 2010. Over the same period the average gold price increased by 29 per cent in US dollar terms and 27 per cent in Rand terms.

As a result of the higher earnings achieved during the quarter, we are able to declare a final dividend of 230 SA cents per share, bringing our total dividend for 2011 to 330 SA cents per share.

Notional cash expenditure (NCE) for the Group increased to R313,286 per kilogram (US$1,206 per ounce) in the December quarter from R274,615 per kilogram (US$1,212 per ounce) in the September quarter as a result of higher capital expenditure and a weaker rand to the dollar partly offset by the lower operating costs. The higher capital expenditure reflects an increase at South Deep, in line with schedule, and higher sustaining capital at all operations to maintain and, in some cases, improve medium to longer term production profiles.

The NCE margin of 28 per cent remains ahead of our long-term target of 25 per cent, while the NCE per kilogram in the South Africa region remained flat at R331,541 per kilogram (US$1,276 per ounce). The NCE margin for the South Africa region increased to 24 per cent from 16 per cent in the September quarter, mainly due to the higher rand gold price and sound cost control. For the South Africa region, excluding the South Deep project which is in a build-up phase, the NCE margin was 35 per cent in the December quarter compared with 24 per cent in the September quarter.

We continue to make good progress on our growth portfolio. In South America, the Chucapaca feasibility study is on schedule, with baseline field work for environmental permitting completed. We are on schedule to complete the feasibility study during the 2012 and submit the project's environmental impact assessment during second half of 2012.

At the Far Southeast project in the Philippines, drilling to confirm and test the limits of the previously defined mineralisation was completed in October 2011. The new drilling identified significant extensions to mineralisation beyond original interpretations and on-going drilling programmes will now scope the full system and complete resource infill drilling of the main zone. Various bulk mining options are under investigation focussing on an initial exploration target of 900 million tonnes at 0.77 grams per tonne gold and 0.54 per cent copper.

At the Arctic Platinum project in Finland, pilot scale test-work has demonstrated that the Platsol process can effectively recover copper, nickel, gold and PGE metals at an on-site processing facility. The pre-feasibility study is continuing with a focus on re-engineering the project to fully optimise the potential capital spend. The study includes a full review of the process plant design and infrastructure, optimisation of the mining schedules and definition of additional resources at the Suhanko North prospect which could provide greater flexibility and a larger ore body.

In West Africa, resource infill drilling for the Damang Super-pit pre-feasibility study was finalised in October 2011. An updated resource model is expected to be completed in the second quarter of 2012. Mining and engineering studies have progressed to schedule with specific focus on plant design options and location, tailings and waste disposal locations and strategies as well as water balance management.

The focus for 2012 will continue to be on improved health and safety, sustained production levels, increased development to create flexibility, vigorous cost control and further momentum on the growth pipeline.

Stock data		JSE Limited – (GFI)	
Number of shares in issue		Range - Quarter	ZAR117.99 – ZAR143.00
- at end December 2011	723,735,186	Average Volume - Quarter	1,883,768 shares / day
- average for the quarter	723,569,224	**NYSE – (GFI)**	
Free Float	100 per cent	Range - Quarter	US$14.65 – US$18.30
ADR Ratio	1:1	Average Volume - Quarter	4,131,053 shares / day
Bloomberg / Reuters	GFISJ / GFLJ.J		

Key statistics

SOUTH AFRICAN RAND								UNITED STATES DOLLARS				
Year ended		Quarter						Quarter			Year ended	
Dec 2010	Dec 2011	Dec 2010	Sept 2011	Dec 2011				Dec 2011	Sept 2011	Dec 2010	Dec 2011	Dec 2010
108,802	108,408	27,951	28,008	27,473	kg	Gold produced*	oz (000)	883	900	898	3,485	3,497
165,526	184,515	161,894	192,997	199,155	R/kg	Total cash cost	$/oz	767	851	728	795	703
239,796	272,224	243,506	274,615	313,286	R/kg	Notional cash expenditure	$/oz	1,206	1,212	1,094	1,173	1,019
58,134	59,441	14,498	14,770	15,026	000	Tonnes milled/treated	000	15,026	14,770	14,498	59,441	58,134
287,150	364,216	303,958	385,684	435,661	R/kg	Revenue	$/oz	1,677	1,702	1,366	1,569	1,220
345	359	348	369	376	R/tonne	Operating costs	$/tonne	47	52	50	50	47
14,469	21,112	4,240	5,655	6,908	Rm	Operating profit	$m	877	804	610	2,924	1,983
42	50	46	51	56	%	Operating margin	%	56	51	46	50	42
16	25	20	29	28	%	NCE margin	%	28	29	20	25	16
1,139	7,027	(777)	2,055	2,605	Rm	Net earnings/(loss)	$m	336	293	(106)	973	153
161	973	(110)	284	361	SA c.p.s.		US c.p.s.	47	40	(15)	135	21
1,254	7,008	(776)	2,054	2,582	Rm	Headline earnings/(loss)	$m	333	293	(106)	971	167
177	970	(110)	284	357	SA c.p.s.		US c.p.s.	46	40	(15)	134	24
3,756	7,242	1,475	2,111	2,653	Rm	Net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of profit/(loss) of associates after royalties and taxation	$m	342	301	211	1,003	518
530	1,003	206	291	368	SA c.p.s.		US c.p.s.	47	42	29	139	72

* All of the key statistics given above are managed figures, except for gold produced which is attributable equivalent production.
All operations are wholly owned except for Tarkwa and Damang in Ghana (90.0 per cent) and Cerro Corona in Peru (98.5 per cent).
Gold produced (and sales) throughout this report includes copper gold equivalents of approximately 5 per cent.

Certain forward looking statements

Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa, Ghana, Australia, Peru and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, exploration and development activities; decreases in the market price of gold and/or copper; hazards associated with underground and surface gold mining; labour disruptions; availability terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations; and new legislation affecting mining and mineral rights; changes in exchange rates; currency devaluations; inflation and other macro-economic factors, industrial action, temporary stoppages of mines for safety and unplanned maintenance reasons; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Safety

The Group's fatal injury frequency rate improved from 0.15 in the September quarter to 0.02 in the December quarter. Despite this excellent improvement one tramming related fatality occurred at Beatrix in the South Africa region during the December quarter, with both South Deep and KDC achieving fatality free quarters.

KDC achieved two million fatality free shifts during the quarter. Agnew, Damang, Tarkwa and Cerro Corona reported zero lost time injuries (LTI's). The lost day injury frequency rate for the Group, however, regressed from 4.95 to 5.04 and the days lost frequency rate regressed from 223 to 229. Safety and health is the most important value in our Group and we will continue with a range of initiatives to improve the trends in all key metrics.

Definitions

Lost Day Injury (LDI) takes into account any injury occurring in the workplace where a person is unable to attend a full shift due to his or her injury at any time following the injury.

Days Lost takes into account the number of days lost due to injuries recorded.

Financial review

Quarter ended 31 December 2011 compared with quarter ended 30 September 2011

Revenue

Attributable gold production decreased by 2 per cent from 900,000 ounces in the September quarter to 883,000 ounces in the December quarter. At the South African operations, production increased marginally from 428,000 ounces to 434,000 ounces. This increase in production was mainly due to improved mining volumes at KDC and Beatrix.

Attributable gold production at the West African operations decreased by 6 per cent from 211,000 ounces to 198,000 ounces, largely due to lower volumes processed at Tarkwa. Attributable equivalent gold production at Cerro Corona in Peru, decreased by 14 per cent from 92,000 ounces to 79,000 ounces, largely due to the lower copper/gold price ratio. At the Australian operations, gold production increased by 2 per cent from 169,000 ounces to 172,000 ounces due to improved underground grades mined and processed.

At the South Africa region, gold production at KDC increased by 2 per cent from 279,200 ounces (8,684 kilograms) in the September quarter to 285,800 ounces (8,890 kilograms) in the December quarter. This increase in production was mainly due to an increase in underground and surface volumes and underground yield.

At Beatrix, gold production increased by 6 per cent from 84,700 ounces (2,636 kilograms) to 89,700 ounces (2,789 kilograms) mainly due to an increase in underground volumes. At South Deep, gold production decreased by 9 per cent from 64,400 ounces (2,003 kilograms) to 58,500 ounces (1,821 kilograms) mainly due to a lower underground yield as a result of a change in the mining mix, principally to provide increased flexibility in the future.

At the West Africa region, managed gold production at Tarkwa decreased by 5 per cent from 180,000 ounces to 170,400 ounces mainly due to a decrease in CIL throughput. At Damang, gold production decreased by 9 per cent from 54,300 ounces to 49,600 ounces as a result of lower volumes from the high grade Damang pit cutback as scheduled.

At the South America region, equivalent gold production at Cerro Corona decreased by 15 per cent from 93,900 equivalent ounces in the September quarter to 80,000 equivalent ounces in the December quarter mainly due to the lower copper price relative to the gold price.

At the Australasia region, St Ives' gold production increased by 5 per cent from 115,000 ounces to 120,400 ounces due to an increase in underground grades and increased mill throughput. At Agnew, gold production decreased by 3 per cent from 53,700 ounces to 52,000 ounces due to lower surface yields at Songvang this quarter.

The average quarterly US dollar gold price achieved decreased marginally from US$1,702 per ounce in the September quarter to US$1,677 per ounce in the December quarter. The average Rand/US dollar exchange rate of R8.08 was 15 per cent weaker than the September quarter average of R7.05. The average Australian/US dollar exchange rate was 5 per cent weaker at A$1.00 = US$1.01 in the December quarter compared with A$1.00 = US$1.06 in the September quarter. The average rand gold price increased by 13 per cent from R385,684 per kilogram to R435,661 per kilogram and the average Australian dollar gold price increased by 2 per cent from A$1,638 per ounce to A$1,665 per ounce.

Revenue increased by 11 per cent from R11,060 million (US$1,570 million) in the September quarter to R12,267 million (US$1,534 million) in the December quarter.

Operating costs

Net operating costs decreased marginally from R5,404 million (US$766 million) in the September quarter to R5,359 million (US$656 million) in the December quarter. Total cash cost increased from R192,997 per kilogram to R199,155 per kilogram an increase of 3 per cent but in US dollar terms total cash cost decreased from US$851 per ounce to US$767 per ounce (10 per cent) due to the weaker rand. The increase in the total cash cost was mainly due to an increase in royalties at the South Africa region as a result of the higher rand gold price. Refer to the total cash cost reconciliation on page 23 for more detail.

At the South Africa region, net operating costs decreased by 4 per cent from R3,131 million (US$444 million) to R3,012 million (US$367 million). This decrease was due to strict control over all costs helped by lower electricity costs in the December quarter as a result of three months of low summer tariffs compared with two high winter tariff months in the previous quarter. The net result of the higher production in the South Africa region and decrease in costs was a decrease in total cash cost of 3 per cent from R235,780 per kilogram (US$1,040 per ounce) to R229,148 per kilogram (US$882 per ounce).

At the West Africa region, net operating costs increased by 3 per cent from US$132 million (R931 million) to US$136 million (R1,087 million) mainly due to higher maintenance costs at Damang. Total cash cost at the West African operations increased from US$617 per ounce in the September quarter to US$659 per ounce in the December quarter, due to the decrease in production and the increase in net operating costs.

At Cerro Corona in South America, net operating costs decreased by 15 per cent from US$41 million (R289 million) to US$35 million (R285 million). This was mainly due to a decrease in the workers' statutory participation in profits commensurate with the decrease in profits. Total cash cost decreased from US$494 per ounce in the September quarter to US$489 per ounce in the December quarter due to the decrease in net operating costs, despite the decline in gold equivalent ounces.

At the Australasia region, net operating costs decreased by 18 per cent from A$142 million (R1,053 million) to A$117 million (R974 million). This was mainly due to a gold-in-process credit as a result of higher gold-in-process at the end of the December quarter at St Ives and a stockpile build-up at Songvang open pit, at Agnew. Total cash cost for the region decreased from A$844 per ounce (US$891 per ounce) to A$734 per ounce (US$741 per ounce).

Operating margin

The net effect of the increase in revenue and decrease in net operating costs, was a 22 per cent increase in operating profit from R5,655 million (US$804 million) in the September quarter to R6,908 million (US$877 million) in the December quarter.

The Group operating margin increased from 51 per cent in the September quarter to 56 per cent in the December quarter. The operating margin at the South African operations increased from 40 per cent to 49 per cent. At the West African operations the operating margin decreased from 67 per cent to 63 per cent. At Cerro Corona in South America, the operating margin increased from 69 per cent to 73 per cent and at the Australian operations the operating margin increased from 49 per cent to 60 per cent.

Amortisation

Amortisation increased from R1,377 million (US$195 million) in the September quarter to R1,761 million (US$222 million) in the December quarter mainly due to an increase at St Ives. At St Ives, amortisation increased due to an 83 per cent increase in open pit volumes mined at Formidable, Mars/Minotaur link and Diana pits, which carry a higher amortisation rate.

Other

Net interest paid decreased from R69 million (US$10 million) in the September quarter to R61 million (US$8 million) in the December quarter. In the December quarter interest paid of R128 million (US$16 million) was partly offset by interest received of R49 million (US$6 million) and interest capitalised of R18 million (US$2 million). This compares with interest paid of R120 million (US$17 million) partly offset by interest received of R39 million (US$6 million) and interest capitalised of R12 million (US$1 million) in the September quarter.

The share of profit of associates after taxation of R27 million (US$4 million) in the December quarter compares with R5 million (US$1 million) in the September quarter. These profits related mainly to the Group's interest in Rand Refinery.

The gain on foreign exchange of R10 million (US$1 million) in the December quarter compares with a gain of R72 million (US$10 million) in the September quarter. These gains relate to the conversion of offshore cash holdings into their functional currencies and exchange gains and losses on inter-company loans.

The gain on financial instruments of R1 million (US$nil million) in the December quarter compares with a loss of R0.3 million (US$0.1 million) in the September quarter.

Share-based payments of R113 million (US$14 million) were similar to the September quarter.

Other costs decreased from R74 million (US$11 million) in the September quarter to R2 million (gain of US$1 million) in the December quarter mainly due to a re-allocation of certain project and exploration related costs that were accounted for under other costs during the year, to exploration costs at year-end.

Exploration

Exploration expenditure increased from R189 million (US$27 million) in the September quarter to R292 million (US$37 million) in the December quarter mainly due to project timing and exchange rate differences. Refer to the growth section on page 10 to 11 of this report for more detail on exploration activities.

Feasibility and evaluation costs

Feasibility and evaluation costs at the Far Southeast (FSE) project in the Philippines decreased from R48 million (US$7 million) in the September quarter to R33 million (US$4 million) in the December quarter due to timing of expenditure.

Non-recurring items

Non-recurring costs of R133 million (US$16 million) in the December quarter included restructuring costs of R144 million (US$18 million) (which comprised voluntary separation packages and business process re-engineering costs), impairment cost of R71 million (US$10 million) and other sundry costs of R11 million (US$1 million). This impairment was due mainly to the decision to reassess the optimal processing methodology for the oxides at Cerro Corona. The current focus is on the evaluation of a heap leach operation to capture the value inherent in the oxide ore stockpiles instead of a stand-alone oxide plant. These costs were partly offset by a R93 million (US$13 million) profit on the sale of Conquest Mining Limited and Gold One International Limited. In the September quarter non-recurring costs of R167 million (US$24 million) included voluntary separation packages, business process re-engineering and restructuring costs at all the operations.

Royalties

Government royalties increased from R305 million (US$43 million) in the September quarter to R376 million (US$48 million) in the December quarter. The higher royalty in the December quarter was mainly due to the increased revenue on which royalties are calculated.

Taxation

Taxation for the December quarter amounted to R1,466 million (US$187 million) compared with R1,223 million (US$174 million) in the September quarter, which is in line with the higher taxable income. Normal taxation increased from R841 million (US$120 million) to R1,190 million (US$154 million). Deferred taxation decreased from R382 million (US$54 million) in the September quarter to R276 million (US$33 million) in the December quarter.

Earnings

Net earnings attributable to owners of the parent amounted to R2,605 million (US$336 million) or 361 SA cents per share (US$0.47 per share) in the December quarter, compared with earnings of R2,055 million (US$293 million) or 284 SA cents per share (US$0.40 per share) in the September quarter.

Headline earnings i.e. earnings excluding the after tax effect of asset sales, impairments and the sale of investments, amounted to R2,582 million (US$333 million) or 357 SA cents per share (US$0.46 per share), compared with earnings of R2,054 million (US$293 million) or 284 SA cents per share (US$0.40 per share) in the September quarter.

Earnings excluding non-recurring items as well as gains and losses on foreign exchange, financial instruments and gains or losses of associates after royalties and taxation amounted to R2,653 million (US$342 million) or 368 SA cents per share (US$0.47 per share), compared with earnings of R2,111 million (US$301 million) or 291 SA cents per share (US$0.42 per share) reported in the September quarter.

Cash flow
Cash inflow from operating activities for the December quarter amounted to R4,953 million (US$615 million), compared with R5,057 million (US$717 million) in the September quarter. The higher operating profit in the December quarter was offset by an investment into working capital and higher royalties and taxation paid.

Dividends of R88 million (US$11 million) were paid to non-controlling interest holders at Tarkwa in the December quarter. In the September quarter dividends of R724 million (US$102 million) were paid to owners of the parent and R147 million (US$21 million) to non-controlling interest holders at Tarkwa, Damang and Cerro Corona.

Capital expenditure increased from R2,607 million (US$370 million) in the September quarter to R3,242 million (US$410 million) in the December quarter.

At the South Africa region, capital expenditure increased from R1,266 million in the September quarter to R1,464 million in the December quarter mainly due to scheduled increased expenditure at South Deep and infrastructure upgrades at the other operations. Capital expenditure at South Deep amounted to R607 million in the December quarter compared with R492 million in the September quarter, with the majority of the expenditure on development and equipping of the mine to achieve its build-up plan. Expenditure on ore reserve development (ORD) at KDC decreased from R454 million to R441 million and at Beatrix decreased from R113 million to R99 million quarter on quarter.

At the West Africa region, capital expenditure increased from US$67 million to US$89 million mainly due to increased pre-stripping and the acquisition of additional mining equipment.

In South America, at Cerro Corona, capital expenditure increased from US$17 million in the September quarter to US$20 million in the December quarter mainly due to expenditure on an additional lift of the tailings facility.

At the Australasia region, capital expenditure increased from A$73 million to A$82 million. At St Ives, capital expenditure increased from A$52 million to A$63 million with the majority of the increased expenditure on pre-stripping at the Formidable pit, the Mars/Minotaur link and Diana open pit. At Agnew, capital expenditure was similar at A$19 million.

Investing activities in the December quarter included a payment of an upfront non-refundable option fee of US$7 million to Bezant Resources PLC relating to the Guinaoang deposit, as well as R79 million (US$11 million) for environmental and post-retirement health care payments as a result of the annual payments by the South African operations into the environmental trust funds. The September quarter included the second payment of R535 million (US$66 million) in terms of the option agreement for the FSE project.

Net cash inflow from financing activities in the December quarter amounted to R21 million (US$1 million). This compared with a net cash outflow of R1.4 billion (US$185 million) in the September quarter. The repayment of an offshore facility of R69 million (US$10 million) in the December quarter compares with a repayment of R1,505 million (US$195 million) in the September quarter.

Loans received from non-controlling interest holders increased from R64 million (US$9 million) in the September quarter to R73 million (US$9 million) in the December quarter. These loans relate to funds received from Buenaventura for their participation in the Chucapaca project. Shares issued of R17 million (US$2 million) in the December quarter compares with R10 million (US$1 million) in the September quarter.

The net cash inflow of R1.54 billion (US$182 million) in the December quarter compares with an outflow of R406 million (US$30 million) in the September quarter. After accounting for a positive translation adjustment of R74 million (US$14 million) on offshore cash balances, the cash inflow for the December quarter was R1.61 billion (US$197 million). The cash balance at the end of December was R6,049 million (US$744 million) compared with R4,435 million (US$548 million) at the end of September.

Notional cash expenditure (NCE)
Notional cash expenditure is defined as operating costs (including general and administration) plus capital expenditure, which includes near-mine exploration. NCE is reported on a per kilogram and per ounce basis – refer to the detailed table on page 24 of this report.

Revenue less NCE reflects the free cash flow available to pay taxation, interest, greenfields exploration, pre-feasibility projects and dividends.

The NCE margin is defined as the difference between revenue per ounce and NCE per ounce expressed as a percentage.

The Group NCE, which includes capitalised project costs, for the December quarter, amounted to R313,286 per kilogram (US$1,206 per ounce) compared with R274,615 per kilogram (US$1,212 per ounce) in the September quarter. This increase was as a result of the higher capital expenditure partly offset by the lower operating costs. The NCE margin for the Group decreased marginally from 29 per cent to 28 per cent as a result of the higher NCE.

At the South Africa region, NCE per kilogram increased from R330,023 per kilogram (US$1,456 per ounce) to R331,541 per kilogram (US$1,276 per ounce) due to increased capital expenditure. The NCE margin of 24 per cent in the December quarter compared with 16 per cent in the September quarter. The higher margin was due to the higher rand gold price, partially offset by the higher NCE. NCE excluding the funding of South Deep decreased from R296,343 per kilogram (US$1,307 per ounce) in the September quarter to R284,802 per kilogram (US$1,096 per ounce) in the December quarter. The NCE margin excluding South Deep was 35 per cent in the December quarter compared with 24 per cent in the September quarter.

At the West Africa region, NCE per ounce increased from US$899 per ounce to US$1,071 per ounce due to the increased capital expenditure, while the NCE margin decreased from 47 per cent to 36 per cent as a result of the lower dollar gold price and increase in NCE.

At the South America region, NCE per ounce increased from US$615 per ounce in the September quarter to US$719 per ounce in the December quarter due to the increased capital expenditure together with the decrease in gold equivalent production. The NCE margin at Cerro Corona remains the highest in the Group despite the decrease from 58 per cent to 56 per cent.

At the Australasia region, NCE per ounce increased from A$1,238 per ounce (US$1,307 per ounce) in the September quarter to A$1,270 per ounce (US$1,283 per ounce) in the December quarter due to increased operating costs and increased capital expenditure. The NCE margin, however, remained at 24 per cent due to the higher Australian dollar gold price received, offsetting the increased NCE.

Balance sheet
Net debt (long-term loans plus the current portion of long-term loans less cash and deposits) increased from R3,974 million (US$589 million) in December 2010 to R9,460 million (US$1,164 million) at the end of December 2011.

The increase in borrowings was largely to fund the buy-out of a portion of the non-controlling interest holders in Gold Fields La Cima and Ghana during the year which amounted to approximately R7.1 billion (US$1,049 million), capital expenditure of R10.2 billion (US$1,413 million), dividend payments of R1.5 billion (US$217 million) and R0.5 billion (US$66 million) on the second installment of the FSE project option, together with negative exchange rate movements of R2.6 billion on the translation of the dollar loans into rand. These payments were partly offset by cash generated from operating activities of R15.7 billion (US$2,165 million).

Operational review

Cost and revenue optimisation initiatives through Business Process Re-engineering (BPR)
BPR commenced during the second half of calendar 2010 and is an on-going business initiative. BPR involves a review of the mines' operational production processes and associated cost structures from the stope to the mill. The objective is to introduce a new business blueprint, together with an appropriate organisational structure, which supports sustainable gold output at an NCE margin of 20 per cent in the short to medium term and 25 per cent in the long-term.

South Africa region

The BPR programme underpins the suite of M projects which were established during financial 2008. The BPR programme effectively consolidates the M suite of projects, into the entire process.

BPR – Stoping full potential (Project 1M)

Project 1M is a productivity initiative with the aim of improving quality mining volumes by increasing the face advance by between 5 and 10 per cent per annum. It aims to enable the delivery of full potential at every workface by introducing standardised reporting and practices, and implementing effective production management and control systems to enable teams to manage the business more effectively. The projects focus on addressing advance per blast to drive quality-volume and remove key constraints which affect productivity on a shaft by shaft basis, including effective face times, logistics in-flow and out-flow and mining cycles.

A programme management office was established to steer the project, monitor progress and develop solutions. The programme consists of 10 key initiatives:

- Safety. Develop new processes and systems to monitor and manage safe production, as well as interventions focused on changing people behaviour.
- Target area process. Increased focus on management controls of working places, with improved actions to enable a quality blast.
- Advance per blast. Focus on behaviour, practices and training to improve quality rock breakage.
- Front-line labour management. Ensure daily labour availability with the right skills mix.
- Monthly planning. Enhance current protocol by way of improved reports and standardisation across the operations.
- Panel/face-length availability. Redesign reports, create improved visibility and implement actions to improve the face-length availability.
- Art of cleaning. Focus on training the front-line workers and first-line supervision to effectively clean a blasted panel.
- Cost management. Adherence to labour standards-and-norms as well as effective use of utilities.
- Leadership training. Enhance skills.
- Communication and change. Drive key messages both up and down the organisation, with a focus on the key objectives and targets of the business.

The programme is on track and crew performance has been stabilised.

BPR – Developing full potential (Project 2M)

The BPR full potential development project was fully implemented at the end of December 2011 and replaces project 2M, which is a technology initiative aimed at mechanising all flat-end development (i.e. development on the horizontal plane) at the long-life shafts of KDC and Beatrix. South Deep is already a fully mechanised mine. The aim of the project is to improve safety and productivity, reduce development costs and increase ore reserve flexibility through higher monthly development advance rates.

Eighty-nine per cent of flat-end development metres advanced at long-life shafts was achieved by mechanised means. The drill rigs operating on the long life shafts at Beatrix and KDC achieved an average rate of 40 metres per rig in the December quarter compared with 35 metres per rig achieved in the September quarter, both against a target of 38 metres per rig.

BPR – NCE full potential (Project 3M)

The BPR NCE full potential project focuses on all categories of expenditure and replaces project 3M. BPR has mitigated mining inflation increases, limiting operating cost increases to an effective 3 per cent for the year ended December 2011. Savings since this initiative started in mid-2010 amount to R450 million, of which R97 million was achieved in the December quarter. On a cumulative basis these savings translate into annualised savings of R840 million since inception (mid 2010).

The second phase of the project has identified further cost reductions of around R500 million in the South Africa region which is planned to be realised over the next two years.

These cost saving initiatives include various programmes such as productivity improvements, continued optimisation of staff structures and complements, a reduction in non-specialised contractors, enhancing supply chain management and a reduction in power consumption across the operations.

Project 4M

Project 4M focuses on the Mine Health and Safety Council (MHSC) milestones agreed at a tripartite health and safety summit on 15 June 2003, comprising representatives from Government, organised labour and mining companies. The focus is on achieving set occupational health and safety targets and milestones over a 10-year period. The commitment was driven by the need to achieve greater improvements in occupational health and safety in the mining industry.

One of the milestone targets is that no machine or piece of equipment may generate a sound pressure level in excess of 110dB (A) after December 2013. In order to achieve this target the company is focusing on reducing the noise at source.

The number of measurements expressed as a percentage of noise measurements of machinery and equipment emitting noise in excess of 110dB (A) is currently 0.8 per cent. Most of the sound pressures exceeding 110dB (A) is where two or more rockdrill machines are drilling in a panel simultaneously. Silencing of equipment is ongoing and each intervention is project managed.

In order to achieve dust exposure targets, the company continuously refines interventions, which include:
- Building health rooms at each of the mines' training centres to assist with the coaching of employees on potential exposures and wearing of protective instruments.
- The use of foggers to trap dust particles liberated from tipping points. The foggers are placed in intake airways to prevent dust from entering the main air stream.
- Footwall treatment to bind dust onto the footwall and prevent it from being released into the intake airways; and
- The analysis of individual filters to assist in determining exposure.

West Africa region

Tarkwa

Continued consolidation of several productivity, cost saving and efficiency initiatives, has resulted in cost savings of US$20 million for the year ended December 2011, of which US$6 million was achieved this quarter. Most of the savings achieved in the December quarter were due to efficiency improvements to owner mining and owner maintenance.

North heap leach recoveries and mining volumes were the focus areas in the December quarter. The removal of bottlenecks at the North heap leach has resulted in a 14 per cent improvement in gold output from heap leach facilities since the March quarter. This was mainly due to the installation of three new large tertiary crushers which were commissioned during May 2011, as well as the installation of additional cascade columns.

Focus for the March 2012 quarter is directed towards commissioning of the secondary crusher at the CIL plant and improving mining performance, with the aim of realising additional mined and processed tonnes. Utilisation improvements will be maintained with increased focus on productivity and equipment availability and utilisation of the load and haul fleet.

Damang

Focus remained on maximising the benefits realised on the conversion from contractor to owner operation and owner maintenance. To date, benefits of US$23 million have been achieved of which US$5 million was realised in the December quarter.

Further optimisation continued during the December quarter, with the focus on mining and processing efficiencies. Satisfactory improvements in mining equipment availabilities have been recorded. Preparations for the implementation of an additional mining shift to maximise utilisation of availability of the mining equipment, as well as the introduction of a blast movement monitoring system to improve the mine call factor, have progressed well during the quarter.

The focus for the March quarter remains on mining and processing efficiencies, in particular, on maximising the use of the mining fleet with an additional mining shift being implemented from January 2012.

Australasia region

St Ives

Following the success of the transition to owner mining underground, St Ives has established a transition team to implement owner mining at its open pits. As with the change to owner mining on the underground operations, the change will provide the opportunity to reduce costs and improve control of the mining process.

In December 2011 a new heap leach stacker was installed. This will allow the circuit to be split during maintenance and repair downtime with the overall utilisation of the heap leach plant expected to increase by approximately 4 per cent.

The Lefroy mill has realised a seven tonne per hour average increase in throughput for 2011 compared with 2010, equating to an additional A$6 million in revenue. This can be attributed to reduced tails line pumping distances to the mined-out North Orchin pit which was used for in-pit tailings for extended periods, reduced clay based oxides and management interventions such as Short Interval Control within the department. Currently a new tailing storage facility known as "TSF4" is strategically being constructed in close proximity to Lefroy mill which will further enhance throughput.

A new mine production management system "Micromine Pitram" is to be implemented in the first half of 2012. The introduction of Micromine Pitram will allow production data to be generated in a timelier and more detailed manner, providing the opportunity for more pro-active management of mining and processing activities.

Agnew

During the December quarter, a project focusing on improving the current paste fill process was initiated. Previous blockages within the reticulation piping have caused considerable delays, resulting in significant production losses over the past two years. A core team consisting of representatives from each key element of the process, have been meeting regularly since early December, working closely with key production personnel to define, measure, quantify and analyse the current process.

The trucking efficiencies project has delivered benefits in terms of increasing the tonnages carted by each underground truck. Average loads prior to the implementation of the project were in the range of 47 tonnes. These have improved by approximately 6 per cent to around 50 tonnes following changes to the underground loading process. On-going activities are expected to increase the loads to an average of 55 tonnes over the coming months.

The initiative to improve the short interval control is expected to combine existing spreadsheets and the underground production data and reporting system into one consolidated database. This will provide shift bosses and underground foremen with a consistent interface, establish a stronger relationship between the outgoing and incoming shift handover activities and improve reporting and task assignment for crews. Implementation is expected to be completed by mid-February 2012 following extensive testing, training and familiarisation at the operational level.

South Africa region

KDC

		December 2011	September 2011
Gold produced	- 000'oz	285.8	279.2
	- kg	8,890	8,684
Yield - underground	- g/t	6.3	6.2
- combined	- g/t	3.1	3.1
Total cash cost	- R/kg	218,526	227,395
	- US$/oz	841	1,003
Notional cash expenditure	- R/kg	289,078	295,164
	- US$/oz	1,113	1,302
NCE margin	- %	34	24

Gold production increased from 279,200 ounces (8,684 kilograms) in the September quarter to 285,800 ounces (8,890 kilograms) in the December quarter. This increase was achieved despite production losses due to safety stoppages and safety audits (including the National Safety Day on 4 October 2011) and interventions following seismic-related events and crew moves to control the grade mined.

Underground tonnes milled increased from 1.22 million tonnes in the September quarter to 1.23 million tonnes in the December quarter. The yield increased from 6.2 grams per tonne to 6.3 grams per tonne. Surface tonnes milled increased from 1.58 million tonnes to 1.61 million tonnes and the surface yield remained at 0.7 grams per tonne.

Main development increased by 8 per cent from 10,460 metres to 11,253 metres, while on-reef development increased by 21 per cent from 1,475 metres to 1,786 metres. The average development value decreased from 2,150 centimetre grams per tonne to 2,084 centimetre grams per tonne.

Operating costs decreased from R1,952 million (US$277 million) to R1,864 million (US$227 million). This decrease was mainly due to decreased electricity costs with three months of low summer tariffs in the December quarter compared with two high winter tariff months in the September quarter, partially offset by higher surface ore transport costs. Total cash cost for the quarter decreased from R227,395 per kilogram (US$1,003 per ounce)

in the September quarter to R218,526 per kilogram (US$841 per ounce) in the December quarter.

Operating profit increased from R1,432 million (US$204 million) in the September quarter to R2,030 million (US$264 million) in the December quarter due to higher revenue and lower operating costs.

Capital expenditure increased from R611 million (US$87 million) to R706 million (US$89 million) mainly due to expenditure on an additional mobile processing plant (python) required to expand the surface processing capacity.

Notional cash expenditure decreased from R295,164 per kilogram (US$1,302 per ounce) in the September quarter to R289,078 per kilogram (US$1,113 per ounce) in the December quarter as a result of the higher production and lower costs, partially offset by the higher capital expenditure. The NCE margin increased from 24 per cent to 34 per cent as a result of the higher rand gold price and the lower NCE.

The estimate for calendar 2012 is as follows:
- Gold produced – between 1,060,000 ounces and 1,125,000 ounces (between 33,000 kilograms and 35,000 kilograms)
- Total cash cost* at R260,000 per kilogram (US$1,000 per ounce)
- Notional cash expenditure* at R350,000 per kilogram (US$1,360 per ounce). NCE includes incremental investment in a mobile processing plant and additional maintenance capital on long-life assets.

* Based on an exchange rate of US$1 = R8.00.

Beatrix

		December 2011	September 2011
Gold produced	- 000'oz	89.7	84.7
	- kg	2,789	2,636
Yield - underground	- g/t	4.2	4.6
- combined	- g/t	3.0	2.9
Total cash cost	- R/kg	220,222	236,002
	- US$/oz	848	1,041
Notional cash expenditure	- R/kg	271,172	300,228
	- US$/oz	1,044	1,325
NCE margin	- %	38	25

Gold production increased from 84,700 ounces (2,636 kilograms) in the September quarter to 89,700 ounces (2,789 kilograms) in the December quarter and was affected by safety-related stoppages and quality issues.

Underground tonnes milled increased from 547,000 tonnes in the September quarter to 647,000 tonnes in the December quarter due to an increase in stoping volumes. The underground yield regressed from 4.6 grams per tonne to 4.2 grams per tonne due to a lower mine call factor (MCF). Various initiatives to improve the MCF, including improved fragmentation management and water control, are being implemented. A change in explosives during the quarter resulted in a marked improvement in the fragmentation. Since quarter end, the water manifolds at South and West sections were fitted with orifices to restrict the quantity of water flow. All the hydropower drilling machines at North section were fitted with connections to capture 60 per cent of the water whilst drilling. This water is piped out of the reef horizon to improve house-keeping and to eliminate gold loss due to excessive water. Surface tonnes milled decreased from 352,000 tonnes to 293,000 tonnes, in line with the increase in underground tonnes milled. Surface yield regressed from 0.3 grams per tonne to 0.2 grams per tonne.

Main development increased by 13 per cent from 5,442 metres in the September quarter to 6,123 metres in the December quarter. The on-reef development increased by 14 per cent from 1,182 metres to 1,352 metres and the average main development value increased from 1,109 centimetre grams per tonne in the September quarter to 1,357 centimetre grams per tonne in the December quarter, reflecting the value variability of the zones currently being developed.

Operating costs decreased from R628 million (US$89 million) in the September quarter to R606 million (US$74 million) in the December quarter. This decrease was mainly due to decreased electricity costs with three months of low summer tariffs in the December quarter compared with two high winter tariff months in the September quarter. Total cash cost decreased from R236,002 per kilogram (US$1,041 per ounce) to R220,222 per kilogram (US$848 per ounce) due to the increased production and lower costs.

Operating profit increased from R427 million (US$61 million) in the September quarter to R615 million (US$80 million) in the December quarter due to higher revenue and lower operating costs.

Capital expenditure decreased from R163 million (US$23 million) to R150 million (US$18 million) with the majority spent on infrastructure upgrades and ore reserve development.

Notional cash expenditure decreased from R300,228 per kilogram (US$1,325 per ounce) in the September quarter to R271,172 per kilogram (US$1,044 per ounce) in the December quarter due to the increased production, lower operating costs and lower capital expenditure. The NCE margin increased from 25 per cent to 38 per cent due to the higher rand gold price and lower NCE.

The estimate for calendar 2012 is as follows:

- Gold produced – between 350,000 ounces and 370,000 ounces (between 10,900 kilograms and 11,500 kilograms)
- Total cash cost* at R250,000 per kilogram (US$960 per ounce)
- Notional cash expenditure* at R330,000 per kilogram (US$1,280 per ounce). NCE includes additional capital for a mobile processing plant.

* Based on an exchange rate of US$1 = R8.00.

South Deep project

		December 2011	September 2011
Gold produced	- 000'oz	**58.5**	64.4
	- kg	**1,821**	2,003
Yield - underground	- g/t	**4.5**	5.0
- combined	- g/t	**3.3**	3.2
Total cash cost	- R/kg	**294,673**	271,842
	- US$/oz	**1,134**	1,199
Notional cash expenditure	- R/kg	**631,301**	520,369
	- US$/oz	**2,430**	2,296
NCE margin	- %	**(44)**	(32)

The South Deep capital infrastructure programme continues to meet its key delivery dates to support the build-up to a run-rate of 700,000 ounces per annum by the end of 2015. The ventilation shaft deepening project remains on track for commissioning in the September 2012 quarter and the additional rock hoisting is expected to build to a nameplate capacity of 195,000 tonnes per month by October 2013. This, together with the existing Main shaft capacity of 175,000 tonnes per month, is expected to deliver the full production to the mill. The gold plant expansion from 220,000 tonnes per month to 330,000 tonnes per month is under construction, with commissioning planned in the September 2012 quarter. The project capital development has achieved 105 per cent of planned metres for the year and capital expenditure is tracking physical progress and is in line with previous estimates given.

Gold production decreased from 64,400 ounces (2,003 kilograms) in the September quarter to 58,500 ounces (1,821 kilograms) in the December quarter, as a result of the lower underground yield. Total tonnes milled, which included 25,000 tonnes from surface sources and 123,000 tonnes of off-reef development, decreased from 623,000 tonnes in the September quarter to 549,000 tonnes in the December quarter, due to depletion of surface stockpiles.

Underground reef ore processed during the quarter increased by 2 per cent from 392,000 tonnes to 400,000 tonnes. The underground reef yield decreased from 5.0 grams per tonne in the September quarter to 4.5 grams per tonne in the December quarter, primarily due to increased infrastructure development. The infrastructure development, which cuts though the lower grade reefs in the current mine area, is required for access to additional de-stress mining projects, as well as to provide excavations to facilitate the movement of ore to the new mine area in the future.

Development increased from 2,938 metres in the September quarter to 3,175 metres in the December quarter. The new mine capital development in phase 1, sub 95 level, decreased from 1,160 metres to 1,069 metres. Development in the current mine areas above 95 level increased from 1,484 metres to 1,838 metres. Vertical development decreased from 294 metres to 268 metres. De-stress mining increased by 8 per cent from 6,815 square metres in the September quarter to 7,373 square metres in the December quarter.

Operating costs decreased from R550 million (US$78 million) in the September quarter to R542 million (US$66 million) in the December quarter. This decrease was mainly due to decreased electricity costs with three months of low summer tariffs in the December quarter compared with two high winter tariff months in the September quarter, partially offset by an increase in stores costs for maintenance of mechanised equipment. Total cash cost increased from R271,842 per kilogram (US$1,199 per ounce) to R294,673 per kilogram (US$1,134 per ounce) in the December quarter due to the lower production.

Operating profit increased from R240 million (US$34 million) in the September quarter to R256 million (US$32 million) in the December quarter due to the higher revenue and lower operating cost.

Capital expenditure increased from R492 million (US$70 million) in the September quarter to R607 million (US$77 million) in the December quarter, in line with the project plan. The majority of this capital expenditure was on development, the ventilation shaft deepening and infrastructure, the metallurgical plant expansion, trackless equipment and full plant tailings backfill.

Notional cash expenditure increased from R520,369 per kilogram (US$2,296 per ounce) in the September quarter to R631,301 per kilogram (US$2,430 per ounce) in the December quarter as a result of the lower gold production together with increased capital expenditure.

The estimate for calendar 2012 is as follows:

- Gold produced – between 305,500 kilograms and 328,000 kilograms (between 9,500 kilograms and 10,200 kilograms)
- Total cash cost* at R265,000 per kilogram (US$1,030 per ounce)
- Notional cash expenditure* at R540,000 per kilogram (US$2,090 per ounce).

* Based on an exchange rate of US$1 = R8.00.

West Africa region

Ghana

Tarkwa

		December 2011	September 2011
Gold produced	- 000'oz	**170.4**	180.0
Yield - heap leach	- g/t	**0.5**	0.6
- CIL plant	- g/t	**1.4**	1.4
- combined	- g/t	**0.9**	1.0
Total cash cost	- US$/oz	**618**	606
Notional cash expenditure	- US$/oz	**1,022**	869
NCE margin	- %	**39**	49

Gold production decreased from 180,000 ounces in the September quarter to 170,400 in the December quarter due to a decrease in CIL throughput as a result of a harder ore blend and interruptions to power supply.

Total tonnes mined, including capital stripping, increased from 28.8 million tonnes in the September quarter to 30.1 million tonnes in the December quarter. Ore mined increased from 5.2 million tonnes in the September quarter to 5.8 million tonnes in the December quarter. Mined grade at 1.26 grams per tonne was marginally higher than the 1.24 grams per tonne achieved in the September quarter. The strip ratio of 4.2 in the December quarter compared with 4.5 in the September quarter.

The CIL plant throughput decreased from 2.84 million tonnes in the September quarter to 2.73 million tonnes in the December quarter. This was as a result of a harder ore blend as well as interruptions to power supply which resulted in lower mill availability. Yield decreased from 1.43 grams per tonne to 1.36 grams per tonne mainly due to a drawdown of low grade stockpiles. The CIL plant produced 119,100 ounces for the December quarter compared with the 131,000 ounces achieved in the September quarter.

Total feed to the North and South heap leach sections increased from 2.76 million tonnes to 3.12 million tonnes. Yield decreased from 0.55 grams per tonne in the September quarter to 0.51 grams per tonne in the December quarter. The High Pressure Grinding Roller (HPGR) at the South heap leach section processed 0.99 million tonnes, compared with 0.81 million tonnes in the September quarter. The North heap leach section processed 2.13 million tonnes in the December quarter compared with 1.95 million tonnes in the September quarter. The heap leach process produced 51,300 ounces, compared with 49,000 ounces in the September quarter. The increase was attributable to the increased tonnage stacked on both facilities.

Net operating cost decreased from US$102 million (R717 million) in the September quarter to US$99 million (R793 million) in the December quarter in line with lower production levels. Total cash cost increased from US$606 per ounce in the September quarter to US$618 per ounce in the December quarter due to the lower production.

Operating profit decreased from US$206 million (R1,455 million) to US$185 million (R1,496 million) as a result of lower gold production and the lower gold price received.

Capital expenditure increased from US$47 million (R332 million) in the September quarter to US$63 million (R499 million) in the December quarter, with expenditure on pre-stripping, a secondary crusher for the CIL plant and additional mining fleet being the major items.

Notional cash expenditure increased from US$869 per ounce to US$1,022 per ounce due to a decrease in production and increased capital expenditure. The NCE margin decreased from 49 per cent to 39 per cent due to the lower dollar gold price and higher NCE.

The estimate for calendar 2012 is as follows:
- Gold produced – between 720,000 ounces and 750,000 ounces
- Total cash cost at US$675 per ounce
- Notional cash expenditure at US$1,050 per ounce. NCE includes increased stripping costs to provide added flexibility for future production.

Damang

		December 2011	September 2011
Gold produced	- 000'oz	49.6	54.3
Yield	- g/t	1.3	1.4
Total cash cost	- US$/oz	796	651
Notional cash expenditure	- US$/oz	1,240	1,000
NCE margin	- %	26	42

Gold production decreased from 54,300 ounces in the September quarter to 49,600 ounces in the December quarter as anticipated. The lower production was mainly as a result of lower mining volumes from the high grade Damang pit cutback (DPCB) due to short term mining constraints in the pit, as well as excavator availability issues which necessitated the processing of lower grade stockpiles.

Total tonnes mined, including capital stripping, decreased from 6.7 million tonnes in the September quarter to 6.1 million tonnes in the December quarter. The decrease in total tonnes mined was driven by low excavator availability. Ore mined decreased from 1.2 million tonnes in the September quarter to 1.1 million tonnes in the December quarter. The total strip ratio, including capital waste increased from 4.4 to 4.5. Initiatives are in place to improve excavator availabilities through a combination of new equipment and business process re-engineering including improved planned maintenance. It is not uncommon for mines that have made the transition to owner mining to not immediately reach desired efficiency levels.

Tonnage processed decreased from 1.23 million tonnes in the September quarter to 1.19 million tonnes in the December quarter. This was mainly due to power interruptions from the state utility infrastructure (ECG), which resulted in lower mill availability.

Net operating costs increased from US$30 million (R214 million) in the September quarter to US$37 million (R295 million) in the December quarter due to higher maintenance cost and a gold-in-process inventory charge. Total cash cost increased from US$651 per ounce to US$796 per ounce due to lower gold production and higher net operating costs.

Operating profit decreased from US$63 million (R442 million) in the September quarter to US$47 million (R378 million) in the December quarter as a result of the lower gold production, lower gold price received and higher operating costs.

Capital expenditure increased from US$20 million (R144 million) in the September quarter to US$26 million (R207 million) in the December quarter, with expenditure on pre-stripping, exploration and additional mining fleet acquisitions.

Notional cash expenditure increased from US$1,000 per ounce in the September quarter to US$1,240 per ounce in the December quarter due to the higher operating costs, higher capital expenditure and lower production. The NCE margin decreased from 42 per cent to 26 per cent as a result of the lower dollar gold price received and the higher NCE.

The estimate for calendar 2012 is as follows:
- Gold produced – between 210,000 ounces and 220,000 ounces
- Total cash cost at US$785 per ounce
- Notional cash expenditure at US$1,230 per ounce.

South America region
Peru

Cerro Corona

		December 2011	September 2011
Gold produced	- 000'oz	37.9	41.9
Copper produced	- tonnes	9,544	9,599
Total equivalent gold produced	- 000' eqoz	80.0	93.9
Total equivalent gold sold	- 000' eqoz	78.8	90.5
Yield - gold	- g/t	0.7	0.8
- copper	- %	0.6	0.6
- combined	- g/t	1.5	1.7
Total cash cost	- US$/eqoz	489	494
Notional cash expenditure	- US$/eqoz	719	615
NCE margin	- %	56	58
Gold price *	- US$/oz	1,689	1,693
Copper price *	- US$/t	7,474	9,137

* Average daily spot price for the period used to calculate total equivalent gold ounces produced.

Gold produced decreased from 41,900 ounces in the September quarter to 37,900 ounces in the December quarter, and copper production decreased marginally from 9,599 tonnes to 9,544 tonnes. Equivalent gold production decreased from 93,900 ounces to 80,000 ounces mainly due to the lower copper price relative to the gold price during the December quarter.

Concentrate with a payable content of 38,500 ounces of gold was sold at an average price of US$1,666 per ounce and 9,100 tonnes of copper at an average price of US$7,010 per tonne, net of treatment and refining charges. Total equivalent gold sales amounted to 78,800 ounces for the December quarter.

During the December quarter a total of 2.89 million tonnes were mined compared with 2.94 million tonnes in the September quarter. This decrease was as a result of the mine sequencing schedule. Ore mined at 1.55 million tonnes was 7 per cent lower than the 1.66 million tonnes mined in the September quarter. Gold and copper yield was similar to the September quarter at 0.7 grams per tonne and 0.6 per cent respectively.

The lower gold and copper production was mainly due to a 3 per cent decrease in ore processed from 1.67 million tonnes in the September quarter to 1.62 million tonnes in the December quarter. The lower throughput was as a result of a plant shutdown due to corrective maintenance on the electrical motor at the SAG mill. Gold head grade decreased from 1.25 grams per tonne in the September quarter to 1.18 grams per tonne in the December quarter in line with the mine plan, and gold recovery decreased from 65 per cent to 64 per cent due to a higher presence of arsenic in the material processed. Copper head grade increased from 0.71 per cent in the September quarter to 0.72 per cent in the December quarter. Copper recovery was similar at 85 per cent.

Net operating costs decreased from US$41 million (R289 million) in the September quarter to US$35 million (R285 million) in the December quarter, mainly driven by a decrease in the workers' participation accrual and a build-up in gold-in-process during the December quarter.

Total cash cost decreased from US$494 per equivalent ounce in the September quarter to US$489 per equivalent ounce in the December quarter, mainly due to lower net operating costs partly offset by a decrease in equivalent ounces sold.

Operating profit increased from US$93 million (R656 million) in the September quarter to US$94 million (R765 million) in the December quarter, mainly as a result of lower net operating costs during the December quarter.

Capital expenditure for the December quarter amounted to US$20 million (R161 million), compared with US$17 million (R118 million) in the September quarter. This increase was mainly due to construction activities to complete the raise of the tailings facility to level 3,747 metres.

Notional cash expenditure increased from US$615 per equivalent ounce in the September quarter to US$719 per equivalent ounce in the December quarter, due to the lower equivalent ounces produced and the higher capital expenditure, partially offset by the lower operating cost. The NCE margin decreased from 58 per cent to 56 per cent as a result of the higher NCE.

The estimate for calendar 2012 is as follows:
- Metals (gold and copper) produced – between 325,000 equivalent ounces and 350,000 equivalent ounces[#]
- Total cash cost at US$515 per equivalent ounce
- Notional cash expenditure at US$780 per equivalent ounce.

[#] Equivalent ounces are based on a gold price of US$1,400 per ounce and a copper price of US$8,600 per tonne.

Australasia region

St Ives

		December 2011	September 2011
Gold produced	- 000'oz	120.4	115.0
Yield - heap leach	- g/t	0.4	0.6
- milling	- g/t	3.0	2.7
- combined	- g/t	2.1	2.1
Total cash cost	- A$/oz	770	927
	- US$/oz	777	978
Notional cash expenditure	- A$/oz	1,355	1,328
	- US$/oz	1,368	1,401
NCE margin	- %	19	18

Gold production increased from 115,000 ounces in the September quarter to 120,400 ounces in the December quarter, reflecting the increased grade of ore delivered to Lefroy mill.

At the underground operations, ore mined increased from 427,000 tonnes at 4.9 grams per tonne in the September quarter to 482,000 tonnes at 5.2 grams per tonne in the December quarter with increased tonnage and grade from Athena and Cave Rocks.

At the open pit operations, total ore tonnes mined increased from 992,000 tonnes at 1.5 grams per tonne in the September quarter to 1,328,000 tonnes at 1.9 grams per tonne in the December quarter. Additional high grade ore was sourced from the Mars/Minotaur link and Diana pits.

Total tonnes processed increased from 1.68 million tonnes at a yield of 2.1 grams per tonne in the September quarter to 1.77 million tonnes at a similar yield in the December quarter. At the Lefroy mill, yield increased from 2.7 grams per tonne in the September quarter to 3.0 grams per tonne in the December quarter reflecting the increased grade of ore mined. Tonnes milled through the Lefroy mill decreased from 1.24 million tonnes to 1.18 million tonnes, due to a SAG mill reline shut during the quarter. Gold production from Lefroy increased from 106,600 ounces to 112,400 ounces. At the heap leach facility tonnes processed increased from 440,000 tonnes at a head grade of 0.92 grams per tonne in the September quarter to 590,000 tonnes at a head grade of 0.85 grams per tonne in the December quarter. Despite the higher gold tonnes processed, gold production decreased from 8,400 ounces to 8,000 ounces due to decreased head grades as stockpile material was treated.

Net operating costs decreased from A$106 million (R791 million) in the September quarter to A$85 million (R711 million) in the December quarter. The decrease in costs was primarily due to a gold-in-process credit associated with higher gold inventory at the end of the quarter as a result of the increase in mining volumes. Total cash cost decreased from A$927 per ounce (US$978 per ounce) to A$770 per ounce (US$777 per ounce), due to the increased gold production and lower net operating costs.

Operating profit increased from A$81 million (R599 million) to A$118 million (R924 million) due to increased production and lower net operating costs.

Capital expenditure increased from A$52 million (R384 million) to A$63 million (R494 million) with the majority of additional expenditure incurred in pre-stripping preparations of the Mars/Minotaur link and Diana pits.

Notional cash expenditure increased from A$1,328 per ounce (US$1,401 per ounce) in the September quarter to A$1,355 per ounce (US$1,368 per ounce) in the December quarter due to the increased capital expenditure partially offset by the higher production. The NCE margin increased from 18 per cent to 19 per cent as a result of the higher gold price partially offset by the higher NCE.

The estimate for calendar 2012 is as follows:
- Gold produced – between 440,000 ounces and 460,000 ounces
- Total cash cost* at A$935 per ounce (US$935 per ounce)
- Notional cash expenditure* at A$1,540 per ounce (US$1,540 per ounce). NCE includes once-off cost to convert from contractor to owner mining at the open pit operations.

* Based on A$1=US$1.00.

Agnew

		December 2011	September 2011
Gold produced	- 000'oz	52.0	53.7
Yield	- g/t	6.3	6.4
Total cash cost	- A$/oz	651	667
	- US$/oz	657	704
Notional cash expenditure	- A$/oz	1,074	1,047
	- US$/oz	1,085	1,105
NCE margin	- %	36	37

Gold production decreased marginally from 53,700 ounces in the September quarter to 52,000 ounces in the December quarter.

Ore mined from underground decreased from 148,000 tonnes at a head grade of 11.1 grams per tonne in the September quarter to 143,000 tonnes at a head grade of 10.7 grams per tonne in the December quarter. The minor decrease in tonnes was the result of a short delay in the installation of paste fill piping infrastructure which has since been completed. Ore mined from the Songvang open pit increased from 135,000 tonnes at a head grade of 1.7 grams per tonne in the September quarter to 361,000 tonnes at a head grade of 1.6 grams per tonne in the December quarter. Gold production from Songvang decreased from 9,600 ounces to 7,200 ounces as the majority of the Songvang ore was stockpiled due to milling constraints. Underground gold production increased from 44,100 ounces to 44,800 ounces.

Tonnes processed decreased from 262,000 tonnes in the September quarter to 258,000 tonnes in the December quarter, with a marginal decrease in the combined yield from 6.4 grams per tonne to 6.3 grams per tonne.

Net operating costs decreased from A$35 million (R262 million) in the September quarter to A$32 million (R264 million) in the December quarter, mainly due to a credit from the build-up in stockpile from the Songvang open pit during the quarter. Total cash cost decreased from A$667 per ounce (US$704 per ounce) to A$651 per ounce (US$657 per ounce) due to lower net operating costs.

Operating profit increased marginally from A$55 million (R404 million) in the September quarter to A$56 million (R444 million) in the December quarter due to the lower net operating costs.

Capital expenditure decreased from A$20 million (R151 million) in the September quarter to A$19 million (R155 million) in the December quarter. This included A$8 million spent on underground development and A$4 million on mining fleet.

Notional cash expenditure increased from A$1,047 per ounce (US$1,105 per ounce) in the September quarter to A$1,074 per ounce (US$1,085 per ounce) in the December quarter due to the lower production, partially offset by the decrease in net operating costs. The NCE margin at 36 per cent was similar to the September quarter.

The estimate for calendar 2012 is as follows:
- Gold produced – between 190,000 ounces and 200,000 ounces
- Total cash cost* at A$785 per ounce (US$785 per ounce)
- Notional cash expenditure* at A$1,120 per ounce (US$1,120 per ounce).

* Based on A$1=US$1.00.

Year ended 31 December 2011 compared with year ended 31 December 2010

Group attributable equivalent gold production decreased marginally from 3,497 thousand ounces for the year ended December 2010 to 3,485 thousand ounces for the year ended December 2011.

At the South African operations gold production decreased from 1,866 thousand ounces (58,029 kilograms) to 1,720 thousand ounces (53,496 kilograms). The majority of this decrease was due to the wage-related industrial action during the September quarter, safety-related stoppages and slightly lower yields. KDC's gold production decreased from 1,215 thousand ounces (37,790 kilograms) to 1,100 thousand ounces (34,218 kilograms). Beatrix's gold production decreased from 377,000 ounces (11,715 kilograms) to 347,000 ounces (10,787 kilograms) and South Deep's gold production was similar at 273,000 ounces (8,491 kilograms).

At the West African operations, total managed gold production decreased from 963,000 ounces for the year ended December 2010 to 935,000 ounces for the year ended December 2011. At Tarkwa, gold production decreased from 735,000 ounces to 717,000 ounces due to slightly lower grades fed to the CIL plant. At Damang, gold production decreased from 228,000 ounces to 218,000 ounces.

In South America, gold equivalent production at Cerro Corona decreased from 406,000 ounces for the year ended 2010 to 383,000 ounces for the year ended 2011, due to planned lower gold and copper grades and a lower copper to gold price ratio.

At the Australasia operations gold production increased by 6 per cent from 620,000 ounces for the year ended 2010 to 659,000 ounces for the year ended 2011. St Ives decreased marginally from 468,000 ounces to 465,000 ounces. Production at Agnew increased from 152,000 ounces to 194,000 ounces. An additional 20,000 ounces was produced from the Songvang open pit which commenced in the June quarter, with the balance from increased production at Kim, where poor ground conditions impacted production last year.

Income statement

Revenue increased by 22 per cent from R34,391 million (US$4,705 million) to R41,877 million (US$5,800 million). The average gold price increased by 27 per cent from R287,150 per kilogram (US$1,220 per ounce) for the year ended 2010 to R364,216 per kilogram (US$1,569 per ounce) for the year ended 2011. The average Rand/US dollar exchange rate of R7.22 for the year ended 2011 was marginally stronger than the average of R7.32 for the year ended 2010, while the Rand/Australian dollar weakened by 11 per cent from A$1 = R6.71 to A$1 = R7.45. The average Australian/US dollar exchange rate strengthened by 12 per cent from A$1.00 = US$0.92 for the year ended 2010 to A$1.00 = US$1.03 for the year ended 2011.

Net operating costs increased by 4 per cent from R19,922 million (US$2,722 million) to R20,765 million (US$2,876 million). Total cash cost for the Group increased from R165,526 per kilogram (US$703 per ounce) to R184,515 per kilogram (US$795 per ounce) due to a decrease in managed gold production from 119,766 kilograms (3.85 million ounces) to 114,979 kilograms (3.70 million ounces) and the increase in net operating costs.

At the South African operations, operating costs increased by 3 per cent from R11,677 million for the year ended 2010 to R12,000 million for the year ended 2011. This was due to annual wage increases, a 28 per cent electricity tariff increase and normal inflationary increases, partly offset by cost saving initiatives at the operations. Total cash cost at the South African operations increased from R197,156 per kilogram to R224,815 per kilogram as a result of the decrease in production and the marginally higher operating costs.

At the West African operations, net operating costs decreased from US$564 million for the year ended 2010 to US$512 million for the year ended 2011. At Tarkwa, net operating costs decreased from US$419 million to US$371 million. This was due to the savings realised on the conversion to owner maintenance and the reassessment of the carrying value of gold-in-process inventories, partly offset by an increase in power and fuel costs. At Damang, net operating costs decreased from US$146 million to US$140 million. This decrease was mainly due to cost savings as a result of the introduction of owner mining, partly offset by an increase in power and fuel costs. Total cash cost for the region decreased from US$594 per ounce for the year ended 2010 to US$590 per ounce for the year ended 2011.

At Cerro Corona in South America, net operating costs increased from US$142 million for the year ended 2010 to US$158 million for the year ended 2011, mainly due to an increase in the workers' statutory participation in profit. Total cash cost increased from US$363 per ounce for the year ended 2010 to US$437 per ounce for the year ended 2011, mainly due to the lower equivalent production and an increase in the workers' statutory participation in profits.

At the Australasia operations, net operating costs increased from A$458 million for the year ended 2010 to A$528 million for the year ended 2011. At St Ives, net operating costs increased from A$352 million to A$400 million mainly due to increased waste normalisation charges as a result of mining more ounces from the more expensive Leviathan pit. At Agnew, net operating costs increased from A$106 million to A$128 million due to the increase in production from mining the Songvang open pit, which became operational during the year ended 2011. Total cash costs for the region increased from A$753 per ounce for the year ended 2010 to A$815 per ounce for the year ended 2011.

Operating profit increased from R14,469 million (US$1,983 million) to R21,112 million (US$2,924 million).

Exploration expenditure increased from R659 million (US$90 million) to R832 million (US$115 million) mainly due to an increase in exploration projects and activity.

Feasibility and evaluation costs increased from R66 million (US$9 million) to R126 million (US$17 million) mainly due to increased activity at the Far Southeast project.

Non-recurring costs amounted to R483 million (US$67 million) for the year ended 2011 compared with R2,589 million (US$360 million) for the year

ended 2010 and included voluntary separation packages and Business process re-engineering costs at all the operations. For the year ended 2010 non-recurring items also included the empowerment transactions made up of share-based payments for the Employee Share Option plan of R1.2 billion (US$172 million), share-based payments for the South Deep transaction of R825 million (US$116 million) and the share-based payments for the GFIMSA (Gold Fields' South Africa operations) transaction of R73 million (US$10 million).

Government royalties increased from R647 million (US$88 million) for the year ended 2010 to R1,081 million (US$150 million) for the year ended 2011 driven by the increase in revenue and an increase in the royalty rate at Tarkwa and Damang, from 3 per cent to 5 per cent with effect from 1 April 2011.

Taxation increased from R2,266 million (US$310 million) for the year ended 2010 to R4,335 million (US$600 million) for the year ended 2011 in line with the higher taxable income.

Net earnings attributable to owners of the parent amounted to R7,027 million (US$973 million), compared with earnings of R1,139 million (US$153 million) for the year ended 2010.

Earnings excluding non-recurring items, gains and losses on foreign exchange, financial instruments and gains or losses of associates after taxation, amounted to R7,242 million (US$1,003 million) for the year ended 2011, compared with R3,756 million (US$518 million) for the year ended 2010.

Cash flow

Cash inflow from operating activities increased from R12.4 billion (US$1.7 billion) for the year ended 2010 to R15.7 billion (US$2.2 billion) for the year ended 2011. The higher profit in 2011, mainly due to the 27 per cent higher gold price was partially offset by higher royalties and taxation paid, and an investment into working capital. A release of working capital of R1.5 billion (US$199 million) in 2010 compared with an investment into working capital of R259 million (US$36 million) in 2011. The release in 2010 was due to a decrease in accounts receivable as a result of the collection of outstanding VAT at La Cima and an increase in accounts payable due to timing of payments. The investment into working capital in 2011 was due to an increase in inventory at Tarkwa and St Ives.

Dividends paid increased from R1.2 billion (US$156 million) in 2010 to R1.5 billion (US$217 million) in 2011.

Cash outflows from investing activities increased from R8.8 billion (US$1.2 billion) in 2010 to R18.0 billion (US$2.5 billion) in 2011.

Capital expenditure increased from R8.7 billion (US$1.2 billion) in 2010 to R10.2 billion (US$1.4 billion) in 2011. At the South Africa region, capital expenditure was similar at R4.9 billion. At the West Africa region, capital expenditure increased from US$273 million to US$307 million mainly due to increased pre-stripping and the acquisition of additional mining equipment at both Tarkwa and Damang. In South America, at Cerro Corona, capital expenditure was similar at US$69 million. At the Australasia region, capital expenditure increased from A$183 million to A$249 million with the majority of the increased expenditure on pre-stripping at St Ives. The balance of the capital expenditure of R740 million (US$102 million) was due to expenditure on growth projects.

Payment for the FSE project of R371 million (US$54 million) in 2010 compared with a second payment for the FSE project of R535 million (US$66 million) in 2011. This is in line with the terms of the option agreement to acquire a 60 per cent interest in the undeveloped gold-copper deposit in the Philippines. The option agreement was entered into with Lepanto Consolidated Mining Company (Lepanto), a company listed in the Philippines, and Liberty Express Assets, a private holding company.

Investing activities in 2011 included the buy-out of non-controlling interest holders at La Cima of R2.6 billion (US$382 million) representing 17.8 per cent of the issued shares of Gold Fields La Cima, taking the Group's holding to 98.5 per cent. Buy-out of non-controlling interest holders at Ghana amounted to R4.6 billion (US$667 million) and represented 18.9 per cent of the issued shares of Gold Fields Ghana and Abosso Goldfields taking the Group's holding to 90.0 per cent.

Purchase of investments decreased from R116 million (US$16 million) in 2010 to R1 million (US$0.1 million) in 2011.

Proceeds on the disposal of investments decreased from R515 million (US$80 million) in 2010 to R99 million (US$14 million) in 2011. In 2010 the disposal mainly related to the sale of shares in Eldorado Gold Corporation and in 2011 mainly to the sale of shares in Gold One International Limited.

Net cash inflow from financing activities increased from R1.5 billion (US$214 million) for 2010 to R3.7 billion (US$551 million) for 2011. Loans received

decreased from R15.9 billion (US$2.2 billion) to R8.2 billion (US$1.2 billion) and loans repaid decreased from R14.4 billion (US$2.0 billion) to R4.8 billion (US$655 million). The increase in net loans raised in 2011 was due to draw-downs to partly fund the purchase of non-controlling interest holders in La Cima and Ghana.

Loans received from non-controlling interest holders increased from R63 million (US$9 million) in 2010 to R225 million (US$31 million) in 2011 and relate to Buenaventura's contribution of 49 per cent to the capital expenditure on the Chucapaca project.

The net cash inflow of R3.9 billion (US$553 million) in 2010 compared with an outflow of R80 million (US$40 million) in 2011. After accounting for a positive translation adjustment of R666 million (negative US$25 million) on offshore cash balances, the cash inflow for 2011 was R586 million (outflow US$66 million). The cash balance at the end of 2011 was R6.1 billion (US$744 million) compared with R5.5 billion (US$810 million) at the end of 2010.

Growth

Gold Fields has a target of achieving five million ounces per annum, in production and/or in development, by the end of 2015. To this end we are in the process of developing an extensive pipeline of projects which is discussed below.

Project development

Far Southeast

Drilling to confirm and test the limits of the previously defined mineralisation was completed in October 2011 and follow-up exploration commenced. The new drilling identified significant extensions to mineralisation beyond original interpretations and on-going programmes will now scope the full system and complete resource infill drilling of the main zone. Various bulk mining options are under investigation focussing on an initial exploration target of 900 million tonnes at 0.77 grams per tonne gold and 0.54 per cent copper.

In November 2011, Lepanto Consolidated Mining Company filed an application for the grant of a Financial or Technical Assistance Agreement ("FTAA") for the Far Southeast project in respect of prospecting rights. The acquisition of a FTAA licence allows a foreign corporation to legally own and control a majority stake of any large-scale mineral resource in the Philippines. Gold Fields is entitled to exercise the option at any time prior to the granting of the FTAA but not required to make a decision to do so until the FTAA is granted. The FTAA is expected to be granted in the second half of 2012, following which, it is anticipated that Gold Fields will exercise the option and make payment of the final instalment of US$220 million to acquire 60 per cent of FSE.

In late October 2011, the underground area where drilling is currently being conducted for the FSE project, was flooded, with all 8 underground drill rigs being submerged. Remedial action was undertaken to dewater the drill cuddies as well as rehabilitate areas affected by the water to ensure a safe working environment. It is expected that underground drilling will recommence in March 2012. An initial resource estimate is planned for the second half of 2012.

The deliverables for calendar 2012 is as follows:

- continue drill-out and deliver first resource
- commence with pre-feasibility study.

Chucapaca

The Chucapaca feasibility study progressed to schedule. Mining studies using the resource model reported in the previous quarter focused on pit design and optimisation of the mining schedules. Waste disposal strategies including site location options and management of potential acid forming materials were reviewed in the December 2011 quarter.

Metallurgical and plant design activities continued, with the finalisation of the process flow sheet. Detailed metallurgical test work was finalised and analysis of data is being used to optimise the plant design. Baseline field work was completed for environmental permitting and activities are on schedule to be able to submit the project environment impact assessment by the second half of 2012. The feasibility study is scheduled to be completed during the second half of 2012.

The deliverables for calendar 2012 is as follows:

- deliver feasibility study and development decision
- commence with detailed engineering.

Arctic Platinum

Preliminary pre-feasibility studies on the amenability of the Platsol® process for the Suhanko project were completed. Pilot scale test-work demonstrated that the process could effectively recover copper, nickel, gold and PGE metals (platinum, palladium and rhodium) at an on-site processing facility. Parallel mining studies also demonstrated viable open pit positions at the Suhanko project deposits - Konttijarvi and Ahmavaara.

The pre-feasibility study is continuing with a focus on re-engineering the project to fully optimise the potential capital spend. This includes a full review of the process plant design and infrastructure, optimisation of the mining schedules and definition of additional resources at the Suhanko North prospect. A total of 11,592 metres of a 30,000 metre resource drilling programme has been completed on the Suhanko North prospect by the end of December. The aim is to define an additional 50 to 100 million tonnes of resource to provide operating flexibility and to extend the life of mine of the Suhanko project beyond the current estimated 14 years. This work will be completed and the pre-feasibility updated by the end of 2012.

Gold Fields received approval from authorities in Finland for an environment impact assessment Waiver Application for the Platsol® process to be included in the original approved environment impact assessment. This allows Gold Fields to proceed with an Environmental Permit amendment application for the Suhanko Mining Licence which is expected to be submitted in the March quarter of this year. An additional environment impact assessment will be submitted later in 2012 covering the Suhanko II area which includes the Suhanko North prospect currently under drilling investigation.

The deliverables for calendar 2012 is as follows:

- complete drilling on Suhanko North and Platsol® amenability tests on new resources
- optimise project based on new resources.

Damang Super-pit

Resource infill drilling for the pre-feasibility study was finalised in October 2011. A total of 38,000 metres was completed which successfully delineated mineralisation consistent with current mined ores over the entire 3.5 kilometre strike of the project and to depths of up to 600 metres below the original surface. An additional 17,000 metres of drilling was completed this quarter for geotechnical assessment of the potential Super-pit cutback. An updated resource model is expected to be completed in the March quarter 2012 to be used for the final mining component of the study.

Mining and engineering studies progressed to schedule with specific focus on plant design options and location, tailings and waste disposal locations and strategies and water balance management. Detailed metallurgical test-work also commenced using 900 kilograms of drill core representing a comprehensive suite of materials from the deposit.

Recent proposed changes to taxes and royalties could negatively impact the economic return of this project. Gold Fields has engaged with the relevant authorities to understand the potential risk and will reduce project development activity pending the outcome of these discussions. Thereafter a decision will be made on the future viability of the project.

The deliverables for calendar 2012 is as follows:

- complete pre-feasibility study
- commence with feasibility study depending on the outcome of the proposed new taxes.

Greenfields exploration

In addition to the four resource development projects mentioned above, the greenfields exploration portfolio also consists of four advanced drilling projects, twelve initial drilling projects and eight target definition projects in Peru, Chile, Argentina, Ghana, Mali, Guinea, Canada, Kyrgyzstan, Australia and the Philippines. A total of 62,348 metres was drilled on ten greenfields projects during the quarter compared with 40,947 metres drilled in the previous quarter and 46,507 metres in the December 2010 quarter.

Africa

Exploration drilling recommenced at the Yanfolila project in southern Mali (Gold Fields 85 per cent) in October 2011 and a total of 8,891 metres of reverse circulation and diamond drilling as well as 13,263 metres of aircore drilling were completed by December 2011. The drilling programme focused on three of six additional prospect areas in order to identify additional resources within 25 kilometres of the central Komana camp. An additional 48,000 metres of reverse circulation and diamond drilling is planned in the first half of 2012. A further 16,737 metres of aircore drilling is also planned to delineate anomalies identified during geochemical surveys completed during the 2011 field season.

On the Tinguélé prospect at the Kangaré project (Gold Fields 90 per cent) in southern Mali, on-going target definition work included geophysical surveys (induced polarisation and ground magnetics) and 10,462 metres of aircore drilling over an extensive geochemical anomaly, where three combination reverse circulation and core drill holes intersected broad intervals of low level mineralisation in August and September 2011. Follow-up reverse circulation and diamond drilling is planned in early 2012.

At the Asheba project in Ghana (Gold Fields 90 per cent) a follow-up drilling programme commenced in November 2011 and a total of 2,783 metres of reverse circulation and diamond drilling were completed on the two main target areas. Assay results are pending. An additional 3,747 metres of reverse circulation and diamond drilling are planned in the March 2012 quarter.

At the Telikan project in Guinea, (Gold Fields 65 per cent) follow-up soil sampling, trenching and a programme of 5,350 metres of reverse circulation drilling tested two first priority gold-in-soil anomalies in December 2011. All assay results are pending.

North America
In British Columbia, Canada, Gold Fields can earn up to a 70 per cent interest in the Woodjam copper-gold project. In November 2011, the original joint venture partners Fjordland Exploration Inc. (TSX.V:"FEX") and Cariboo Rose Resources (TSX.V:"CRB") completed a plan of arrangement which spun out the Woodjam project into Consolidated Woodjam Copper Corp. ("WCC.V"), a separate company now listed on the TSX Venture Exchange. Gold Fields anticipates vesting with 51 per cent of the Woodjam project during the March 2012 quarter. Gold Fields also signed a separate joint venture agreement in 2011 to earn up to 70 per cent of the nearby Redgold copper-gold property which is owned by a private company. During the quarter, a total of 7,073 metres of diamond and reverse circulation drilling were completed on these properties. Additional activities included metallurgical testing, resource modelling and work on a conceptual study to be completed in March 2012.

At the Toodoggone project in British Columbia, Canada where Gold Fields can earn up to 75 per cent in a joint venture with Cascadero Copper Corporation (TSX.V:"CCD"), results of the diamond drilling programme completed in July 2011 on the Mex copper-gold target are mixed and a decision on the way forward will be made in early 2012.

South America
In Peru, Gold Fields is exploring the Moquegua and Tacna projects located in the southern Altiplano region. Initial reverse circulation drilling partially tested the Ichocollo porphyry gold target at the Tacna project in September 2011. However, the drilling programme was suspended after two holes due to regional social unrest. This programme is scheduled to resume in early 2012 followed by initial reverse circulation drilling programmes on two other target areas.

At the Moquegua Project, an initial drilling programme of six diamond drill holes was completed between August and November 2011 on the Pacosani breccia target. Final assay results are still incomplete but results to date have not been encouraging. In December 2011, initial diamond drilling commenced on the Chapi Chiara epithermal gold target which is part of the Amantina joint venture signed with Vena Resources Inc. to earn up to a 70 per cent interest. The Amantina joint venture property is contiguous with the Moquegua project.

In Chile, Gold Fields has an option agreement with SBX Asesorias e Inversiones, a private Chilean company, which allows Gold Fields the option to acquire 100 per cent of two properties, Salares Norte and Piedra. At Salares Norte, Gold Fields completed an initial reverse circulation drilling programme in April 2011. Results were encouraging and follow-up diamond drilling commenced in December 2011 and will continue into 2012.

Gold Fields signed a joint venture agreement in October 2011 to earn up to 70 per cent of the Taguas gold-silver project in San Juan province, Argentina from Minera S.A., a private company. Diamond drilling commenced in December 2011 and will continue into 2012.

Australasia
In the East Lachlan Fold Belt of New South Wales, Australia, Gold Fields holds an 80 per cent interest in six project areas (Wellington North, Cowal East, Jemalong, Moorefield, Parkes-Clancy and Parkes-Centaurus) and has completed the 51 per cent earn-in of a potential 80 per cent on the Myall joint venture. Gold Fields has expanded its own ground position in this copper-gold porphyry belt with the addition of four new project areas in its own right and now holds approximately 2,100 square kilometres.

A full field air-core drilling programme is on-going at the Myall concession. Elsewhere in the belt, 14 initial drill targets were tested in 2011 with encouraging results. Target definition work at Wellington North and the Cowal East properties is revealing a number of new targets which are scheduled for initial drilling in early 2012.

In September 2011 Gold Fields signed an option agreement with Bezant Resources PLC to acquire 100 per cent of the Mankayan copper-gold project located on Luzon Island in the Philippines. The Mankayan project is immediately adjacent to the Far Southeast project and contains a significant buried gold-copper porphyry deposit located at Guinaoang about 4 kilometres east of the Far Southeast deposit. Diamond drilling is planned at Mankayan in 2012.

Other regions
In northwestern Kyrgyzstan, Gold Fields owns a 60 per cent interest in the Talas joint venture with partner Orsu Metals Corporation. Due to on-going social and political unrest in Kyrgyzstan which began with a revolution in April 2010, field work has been suspended. In October 2011, a new President was elected and he is now consolidating his new government. Gold Fields and its partner will continue to monitor the situation and make a decision on the way forward during the current year.

Project generation and near mine exploration

St Ives
A total of 65,000 metres of drilling was completed at St Ives over the last quarter. Resource drilling focussed on new target areas immediately north of the operating Leviathan open pit, which targeted drilling in the Neptune-Revenge area and on-going underground exploration at Cave Rocks and Argo-Athena. Resource updates were completed for all of the St Ives deposits and will be used to update the December 2011 Resource and Reserve statement for release in 2012.

With the majority of late stage drilling completed for the year there will now be an increased effort on early stage exploration projects. More than 15 targets across the St Ives project tenement returned positive drilling results during the quarter requiring follow-up in 2012.

Agnew
Drilling continued on the High Grade Shoots project at Waroonga. Interpretation of three steep-plunging mineralised shoots in the Waroonga North area has been broadly confirmed. Geology is proving consistent with interpretation and ore positions as expected. Grade has generally been slightly lower than original indications from very sparse drilling. Assessment of the target will be completed after finalisation of the drilling in the March 2012 quarter.

Resource infill drilling was completed at Cinderella (2,300 metres of reverse circulation drilling) to determine short scale geological and grade variability in a starter pit area. Results proved positive and consistent with original models and a final reserve optimisation is expected to be completed for the March 2012 quarter.

Damang
Drilling activity at Damang continued on the programme at Amoanda with 7,979 metres of infill drilling to the north of the existing open pit completed. The aim of this programme is to determine if increased drilling can identify similar upgrades in resource volumes as identified in the Damang Super-pit project. Any such upgrade to resource in this area would have potential to support a substantial cut back in this area. Initial assays received have confirmed the existing model. The majority of assays will be returned in early 2012 once the sample backlog from the Damang Super-pit project has been processed.

Drilling on the Bonsa prospect was postponed while drill rigs were utilised to complete a major geotechnical drilling campaign on the Super-pit project.

Cerro Corona
A final geological and resource model was completed using the new data acquired from drilling and extensive spectral logging of core during 2011. This model will be used to update the Mineral Resource and Reserve declaration. As at end of December 2011 detailed analysis and modelling of the spectral data has enabled the development of a comprehensive clay and alteration model to accompany the traditional grade model and provides excellent information that can assist in optimising the feed of material to the processing facility and identification of clay materials required for local infrastructure projects.

Corporate

Surface Tailings Deposits
Gold Fields and Gold One have entered into a Memorandum of Understanding (MOU) to investigate the viability of concurrently reprocessing surface tailings deposits in the West Rand region of South Africa's Witwatersrand Basin.

In terms of the MOU, Gold Fields and Gold One will jointly investigate the feasibility of establishing a joint venture into which both will contribute surface assets for retreatment. These assets are expected to comprise in excess of 700 million tonnes and represent over 60 per cent of the total tailings material in the region. The aim is to complete a detailed scoping study by the middle of this year, following which a decision will be taken on whether to progress the study to a feasibility level.

Should the joint venture proceed, the intention is to reclaim and retreat the historical tailings material and current tailings to recover residual gold, uranium and sulphur. A key objective of the project will be to address the re-deposition of the residues in accordance with modern sustainable deposition practices, ultimately supporting mine closure in an environmentally sustainable manner.

Awards and achievements

At the Cop 17 United Nations Climate Change Conference in Durban on 6 December 2011, Gold Fields was ranked first in the JSE Top 100 Carbon Disclosure Leadership Index (CDLI) by the global Carbon Disclosure Project (CDP). CDLI ranks companies listed on the JSE in South Africa on their disclosure of carbon emissions. In 2010 Gold Fields was joint first. This year it was the sole winner. At the same time the Johannesburg Stock Exchange (JSE) rated Gold Fields as one of its most consistent performers in its Socially Responsible Investment (SRI) Index for five years running.

The CDP is based in London and was set up by institutional investors to determine their climate exposure risk. The CDP represents 655 institutional investors holding US$78 trillion in assets to help reveal the risk in their investment portfolios.

The global CDP organisation annually ranks 5,000 companies in 60 countries according to their disclosure of carbon emissions. In SA the project is supported by the National Business Initiative. Companies are also evaluated based on strategies and projects to mitigate the impact of climate change. In this ranking, the Carbon Performance Ratings, Gold Fields was one of only two JSE Top 100 companies to be placed in the top band for climate mitigation and adaptation actions.

In its annual Socially Responsible Investment assessment the JSE identified this year's constituents of the Index as well as 22 companies who have met the best performer threshold. This threshold covered not only a social and governance threshold, but this year also comprised a higher climate change threshold and a newly introduced environmental performance threshold. Gold Fields was again rated by the JSE as one of its best performers this year in the high environmental impact category. This makes the company one of only six consistent best performers for five years running.

Ranked 4th in the Dow Jones Sustainability Index
Gold Fields has been ranked fourth in the mining sector of the 2011 Dow Jones Sustainability Index (DJSI), the most recognised measure of the sustainability performance of listed companies worldwide.

The DJSI performance, which was released at the World Economic Forum in Davos last week, indicates that Gold Fields sustainability practices rank in the top 5 per cent of resources companies worldwide. It is also the top South African-listed mining company on the DJSI.

This is the first time that Gold Fields has participated in the DJSI assessment, which is carried out by investment firm Sustainable Asset Management on behalf of the Dow Jones Index. Launched in 1999, the DJSI ranks the performance of global sustainability leaders, through an annual assessment of the world's 2,500 largest public companies. Among other factors, it measures management practices surrounding economic, environmental and social engagement approaches.

Cash dividend

In line with the company's policy to pay out 50 per cent of its earnings, subject to investment opportunities, a final dividend, for the period ending 31 December 2011, has been declared payable to shareholders as follows:

final dividend number 76:	230 SA cents per share	
last date to trade cum- dividend:	Friday	2 March 2012
sterling and US dollar conversion date:	Monday	5 March 2012
trading commences ex dividend:	Monday	5 March 2012
record date:	Friday	9 March 2012
payment date:	Monday	12 March 2012

Share certificates may not be dematerialised or rematerialised between Monday, 5 March 2012 and Friday, 9 March 2012, both dates inclusive.

Outlook

Gold production for the year ending December 2012 is estimated at between 3.5 million attributable equivalent ounces and 3.7 million attributable equivalent ounces.

Total cash cost is estimated at US$860 per ounce (R220,000 per kilogram). Operational NCE is estimated at US$1,300 per ounce (R335,000 per kilogram). The capital projects group is anticipating to spend between US$40 per ounce and US$70 per ounce on realisation costs of projects, including drilling, feasibility studies and early-work capital expenditure on our advanced projects. These projects will assist in delivering our 5 million ounces in production and/or development by 2015. These estimates are based on an average exchange rate of R/US$8.00 and US$/A$1.00 for the year. Estimates by quarter are expected to vary depending upon the timing of capital expenditure, seasonal electricity tariffs and production variations due to statutory holidays.

The above is subject to an improved safety performance limiting the impact of safety-related stoppages and the forward looking statement on pages 1 and 28.

Basis of accounting

The condensed consolidated preliminary financial information is prepared in accordance with IAS 34 Interim Financial Reporting and South African Statements and Interpretations of Statements of Generally Accepted Accounting Practice (AC 500 series).

The accounting policies and disclosure requirements used in the preparation of this report are consistent with those applied in the previous financial year except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board.

Auditor's Review

The condensed consolidated preliminary financial statements of Gold Fields Limited for the year ended 31 December 2011 as set out on pages 14 to 19 have been reviewed by the company's auditor, KPMG Inc. In their review report dated 17 February 2012, which is available for inspection at the Company's Registered Office, KPMG Inc. state that their review was conducted in accordance with the International Standard on Review Engagements 2410, *Review of Interim Information Performed by the Independent Auditor of the Entity*, which applies to a review of consolidated preliminary financial information, and have expressed an unmodified conclusion on the condensed consolidated preliminary financial statements.

N.J. Holland
Chief Executive Officer
17 February 2012

Income statement

International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

SOUTH AFRICAN RAND		Quarter			Year ended	
		December 2011	September 2011	December 2010	**December 2011**	December 2010
Revenue		**12,266.9**	11,059.5	9,255.3	**41,876.8**	34,390.7
Operating costs, net		**(5,358.6)**	(5,404.1)	(5,015.4)	**(20,765.3)**	(19,921.9)
- Operating costs		**(5,651.9)**	(5,450.4)	(5,047.6)	**(21,312.0)**	(20,081.8)
- Gold inventory change		**293.3**	46.3	32.2	**546.7**	159.9
Operating profit		**6,908.3**	5,655.4	4,239.9	**21,111.5**	14,468.8
Amortisation and depreciation		**(1,761.3)**	(1,377.4)	(1,333.5)	**(5,655.9)**	(5,283.5)
Net operating profit		**5,147.0**	4,278.0	2,906.4	**15,455.6**	9,185.3
Net interest paid		**(61.1)**	(69.0)	(64.7)	**(202.5)**	(212.4)
Share of gain/(loss) of associates after taxation		**26.8**	5.0	11.0	**29.1**	(116.3)
Gain/(loss) on foreign exchange		**9.6**	72.2	1.4	**65.8**	(19.3)
Gain/(loss) on financial instruments		**0.9**	(0.3)	9.5	**31.6**	1.0
Share-based payments		**(113.2)**	(121.6)	(73.9)	**(479.3)**	(359.9)
Other		**(2.1)**	(74.3)	(79.7)	**(237.3)**	(319.7)
Exploration		**(291.6)**	(188.5)	(223.2)	**(832.1)**	(659.1)
Feasibility and evaluation costs		**(33.1)**	(48.0)	(66.4)	**(125.6)**	(66.4)
Profit before royalties, taxation and non-recurring items		**4,683.2**	3,853.5	2,420.4	**13,705.3**	7,433.2
Non-recurring items		**(132.5)**	(167.2)	(2,328.9)	**(482.9)**	(2,589.0)
Profit before royalties and taxation		**4,550.7**	3,686.3	91.5	**13,222.4**	4,844.2
Royalties		**(375.5)**	(304.5)	(91.9)	**(1,081.0)**	(647.4)
Profit/(loss) before taxation		**4,175.2**	3,381.8	(0.4)	**12,141.4**	4,196.8
Mining and income taxation		**(1,466.0)**	(1,222.8)	(560.6)	**(4,335.1)**	(2,265.8)
- Normal taxation		**(1,190.0)**	(841.0)	(679.7)	**(3,151.5)**	(1,633.9)
- Deferred taxation		**(276.0)**	(381.8)	119.1	**(1,183.6)**	(631.9)
Net profit/(loss)		**2,709.2**	2,159.0	(561.0)	**7,806.3**	1,931.0
Attributable to:						
- Owners of the parent		**2,604.9**	2,054.6	(777.2)	**7,026.7**	1,139.3
- Non-controlling interest		**104.3**	104.4	216.2	**779.6**	791.7
Non-recurring items:						
Profit/(loss) on sale of investments		**92.6**	-	(3.5)	**92.6**	85.7
Profit/(loss) on sale of assets		**0.5**	0.4	2.2	**(2.8)**	6.3
Restructuring costs		**(143.6)**	(167.4)	(179.2)	**(458.6)**	(334.7)
Share-based payments on BEE transactions		**-**	-	(2,124.8)	**-**	(2,124.8)
- ESOP		**-**	-	(1,227.3)	**-**	(1,227.3)
- South Deep transactions		**-**	-	(824.8)	**-**	(824.8)
- GFIMSA transactions		**-**	-	(72.7)	**-**	(72.7)
Impairment of investments and assets		**(70.5)**	(0.2)	-	**(71.9)**	(197.9)
Other		**(11.5)**	-	(23.6)	**(42.2)**	(23.6)
Total non-recurring items		**(132.5)**	(167.2)	(2,328.9)	**(482.9)**	(2,589.0)
Taxation		**53.0**	55.0	58.6	**164.0**	101.9
Net non-recurring items after taxation		**(79.5)**	(112.2)	(2,270.3)	**(318.9)**	(2,487.1)
Net earnings/(loss)		**2,604.9**	2,054.6	(777.2)	**7,026.7**	1,139.3
Net earnings/(loss) per share (cents)		**361**	284	(110)	**973**	161
Diluted earnings/(loss) per share (cents)		**357**	280	(109)	**962**	159
Headline earnings/(loss)		**2,581.7**	2,054.4	(775.7)	**7,007.6**	1,253.9
Headline earnings/(loss) per share (cents)		**357**	284	(110)	**970**	177
Diluted headline earnings/(loss) per share (cents)		**353**	281	(109)	**959**	175
Net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of gain/(loss) of associates after royalties and taxation		**2,652.9**	2,111.4	1,474.6	**7,242.4**	3,756.4
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of gain/(loss) of associates after royalties and taxation (cents)		**368**	291	206	**1,003**	530
Gold sold – managed	kg	**28,157**	28,675	30,449	**114,979**	119,766
Gold price received	R/kg	**435,661**	385,684	303,958	**364,216**	287,150
Total cash cost	R/kg	**199,155**	192,997	161,894	**184,515**	165,526

The reviewed preliminary condensed consolidated financial statements for the quarter and year ended 31 December 2011 have been prepared by the corporate accounting staff of Gold Fields Limited headed by Mrs Tzvet Ilarionova, the Group's Financial Controller. This process was supervised by Mr Paul Schmidt, the Group's Chief Financial Officer. The condensed consolidated preliminary financial statements for the year ended 31 December 2011 have been reviewed by the Group's statutory auditors, KPMG Inc. A copy of their review report is available for inspection at the company's registered office.

Income statement

International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

	Quarter			Year ended	
UNITED STATES DOLLARS	**December 2011**	September 2011	December 2010	**December 2011**	December 2010
Revenue	**1,533.5**	1,570.3	1,334.2	**5,800.1**	4,704.6
Operating costs, net	**(656.1)**	(766.1)	(723.9)	**(2,876.1)**	(2,721.9)
- Operating costs	**(695.3)**	(772.5)	(728.6)	**(2,951.8)**	(2,743.7)
- Gold inventory change	**39.2**	6.4	4.7	**75.7**	21.8
Operating profit	**877.4**	804.2	610.3	**2,924.0**	1,982.7
Amortisation and depreciation	**(222.2)**	(195.3)	(192.8)	**(783.4)**	(722.5)
Net operating profit	**655.2**	608.9	417.5	**2,140.6**	1,260.2
Net interest paid	**(7.6)**	(9.9)	(9.3)	**(28.0)**	(29.1)
Share of gain/(loss) of associates after taxation	**3.7**	0.7	0.7	**4.0**	(17.0)
Gain/(loss) on foreign exchange	**1.0**	10.4	0.1	**9.1**	(2.7)
(Loss)/gain on financial instruments	**-**	(0.1)	1.4	**4.4**	-
Share-based payments	**(13.6)**	(17.3)	(10.8)	**(66.4)**	(49.4)
Other	**1.0**	(10.5)	(11.4)	**(32.9)**	(43.1)
Exploration	**(37.3)**	(26.7)	(31.9)	**(115.2)**	(90.2)
Feasibility and evaluation costs	**(4.1)**	(6.8)	(9.3)	**(17.4)**	(9.3)
Profit before royalties, taxation and non-recurring items	**598.3**	548.7	347.0	**1,898.2**	1,019.4
Non-recurring items	**(16.4)**	(23.9)	(326.8)	**(66.9)**	(360.3)
Profit before royalties and taxation	**581.9**	524.8	20.2	**1,831.3**	659.1
Royalties	**(48.0)**	(43.4)	(13.7)	**(149.7)**	(88.1)
Profit before taxation	**533.9**	481.4	6.5	**1,681.6**	571.0
Mining and income taxation	**(187.0)**	(174.1)	(81.2)	**(600.4)**	(310.2)
- Normal taxation	**(153.9)**	(119.7)	(97.1)	**(436.5)**	(225.7)
- Deferred taxation	**(33.1)**	(54.4)	15.9	**(163.9)**	(84.5)
Net profit/(loss)	**346.9**	307.3	(74.7)	**1,081.2**	260.8
Attributable to:					
- Owners of the parents	**336.2**	293.0	(105.9)	**973.2**	152.5
- Non-controlling interest	**10.7**	14.3	31.2	**108.0**	108.3
Non-recurring items:					
Profit/(loss) on sale of investments	**12.8**	-	(0.5)	**12.8**	12.2
Profit/(loss) on sale of assets	**0.1**	-	0.3	**(0.4)**	0.9
Restructuring costs	**(18.1)**	(23.9)	(25.7)	**(63.5)**	(46.8)
Gain on financial instruments	**-**	-	-	**-**	0.4
Share-based payments on BEE transactions	**-**	-	(297.6)	**-**	(297.6)
- ESOP	**-**	-	(171.9)	**-**	(171.9)
- South Deep transactions	**-**	-	(115.5)	**-**	(115.5)
- GFIMSA transactions	**-**	-	(10.2)	**-**	(10.2)
Impairment of investments and assets	**(9.8)**	-	-	**(10.0)**	(26.1)
Other	**(1.4)**	-	(3.3)	**(5.8)**	(3.3)
Total non-recurring items	**(16.4)**	(23.9)	(326.8)	**(66.9)**	(360.3)
Taxation	**6.7**	7.9	8.4	**22.7**	14.1
Net non-recurring items after taxation	**(9.7)**	(16.0)	(318.4)	**(44.2)**	(346.2)
Net earnings/(loss)	**336.2**	293.0	(105.9)	**973.2**	152.5
Net earnings/(loss) per share (cents)	**47**	40	(15)	**135**	21
Diluted earnings/(loss) per share (cents)	**46**	40	(14)	**133**	22
Headline earnings/(loss)	**333.0**	293.0	(105.8)	**970.6**	166.7
Headline earnings/(loss) per share (cents)	**46**	40	(15)	**134**	24
Diluted headline earnings/(loss) per share (cents)	**46**	40	(15)	**133**	23
Net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of gain/(loss) of associates after royalties and taxation	**341.8**	301.1	210.8	**1,003.1**	517.8
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of gain/(loss) of associates after royalties and taxation (cents)	**47**	42	29	**139**	72
South African rand/United States dollar conversion rate	**8.08**	7.05	6.92	**7.22**	7.32
South African rand/Australian dollar conversion rate	**8.16**	7.44	6.81	**7.45**	6.71
Gold sold – managed oz (000)	**905**	922	979	**3,697**	3,851
Gold price received US$/oz	**1,677**	1,702	1,366	**1,569**	1,220
Total cash cost US$/oz	**767**	851	728	**795**	703

Statement of comprehensive income
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

| | Quarter | | | Year ended | |
SOUTH AFRICAN RAND	December 2011	September 2011	December 2010	December 2011	December 2010
Net profit/(loss)	2,709.2	2,159.0	(561.0)	7,806.3	1,931.0
Other comprehensive income/(expenses), net of tax	24.9	1,130.1	(114.5)	1,641.3	(1,120.2)
Marked to market valuation of listed investments	(213.5)	(1.5)	180.4	(210.7)	107.6
Currency translation adjustments and other	222.9	1,127.0	(275.5)	1,832.0	(1,221.8)
Share of equity investee's other comprehensive income	-	0.1	(0.3)	0.1	4.2
Deferred taxation on marked to market valuation of listed investments	15.5	4.5	(19.1)	19.9	(10.2)
Total comprehensive income/(loss)	2,734.1	3,289.1	(675.5)	9,447.6	810.8
Attributable to:					
- Owners of the parent	2,613.4	3,185.1	(893.4)	8,651.2	20.3
- Non-controlling interest	120.7	104.0	217.9	796.4	790.5
	2,734.1	3,289.1	(675.5)	9,447.6	810.8

Statement of comprehensive income
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

| | Quarter | | | Year ended | |
UNITED STATES DOLLARS	December 2011	September 2011	December 2010	December 2011	December 2010
Net profit/(loss)	346.9	307.3	(74.7)	1,081.2	260.8
Other comprehensive (expenses)/income, net of tax	(31.2)	(814.8)	256.8	(902.6)	640.2
Marked to market valuation of listed investments	(29.6)	(0.2)	25.4	(29.2)	15.7
Currency translation adjustments and other	(3.8)	(815.2)	234.2	(876.2)	625.3
Share of equity investee's other comprehensive income	-	-	(0.1)	-	0.6
Deferred taxation on marked to market valuation of listed investments	2.2	0.6	(2.7)	2.8	(1.4)
Total comprehensive income/(loss)	315.7	(507.5)	182.1	178.6	901.0
Attributable to:					
- Owners of the parent	301.2	(498.9)	133.8	93.8	742.6
- Non-controlling interest	14.5	(8.6)	48.3	84.8	158.4
	315.7	(507.5)	182.1	178.6	901.0

Statement of financial position
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

| | SOUTH AFRICAN RAND | | UNITED STATES DOLLARS | |
	December 2011	December 2010	December 2011	December 2010
Property, plant and equipment	62,682.8	53,249.8	7,710.1	7,888.9
Goodwill	4,458.9	4,458.9	548.5	660.6
Non-current assets	1,313.3	1,137.9	161.5	168.6
Investments	820.6	1,078.5	100.9	159.8
Deferred taxation	930.4	753.1	114.4	111.6
Current assets	14,076.0	11,136.1	1,731.3	1,649.8
- Other current assets	8,027.0	5,672.3	987.3	840.3
- Cash and deposits	6,049.0	5,463.8	744.0	809.5
Total assets	84,282.0	71,814.3	10,366.7	10,639.3
Shareholders' equity	48,061.5	46,622.5	5,911.6	6,907.1
Deferred taxation	9,777.5	7,814.5	1,202.6	1,157.7
Long-term loans	11,062.3	7,671.9	1,360.7	1,136.6
Environmental rehabilitation provisions	3,190.3	2,271.2	392.4	336.5
Post-retirement health care provisions	16.8	18.0	2.1	2.7
Other long-term provisions	110.0	133.2	13.5	19.7
Current liabilities	12,063.6	7,283.0	1,483.8	1,079.0
- Other current liabilities	7,616.5	5,516.8	936.8	817.3
- Current portion of long-term loans	4,447.1	1,766.2	547.0	261.7
Total equity and liabilities	84,282.0	71,814.3	10,366.7	10,639.3
South African rand/US dollar conversion rate			8.13	6.75
South African rand/Australian dollar conversion rate			8.25	6.77
Net debt	9,460.4	3,974.3	1,163.7	588.8

Condensed statement of changes in equity

International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

SOUTH AFRICAN RAND				
	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance as at 31 December 2010	**31,560.6**	**(38.3)**	**12,019.8**	**3,080.4**	**46,622.5**
Total comprehensive income	-	1,624.5	7,026.7	796.4	**9,447.6**
Profit for the period	-	-	7,026.7	779.6	**7,806.3**
Other comprehensive income	-	1,624.5	-	16.8	**1,641.3**
Dividends paid	-	-	(1,229.4)	(266.7)	**(1,496.1)**
Share-based payments	-	479.3	-	-	**479.3**
Loans received from non-controlling interest	-	-	-	225.4	**225.4**
Purchase of non-controlling interest	-	-	(4,522.0)	(2,660.9)	**(7,182.9)**
Treasury shares	(81.4)	-	-	-	**(81.4)**
Exercise of employee share options	47.1	-	-	-	**47.1**
Balance as at 31 December 2011	**31,526.3**	**2,065.5**	**13,295.1**	**1,174.6**	**48,061.5**

UNITED STATES DOLLARS				
	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance as at 31 December 2010	**4,602.7**	**207.4**	**1,640.6**	**456.4**	**6,907.1**
Total comprehensive (expenses)/income	-	(879.4)	973.2	84.8	**178.6**
Profit for the period	-	-	973.2	108.0	**1,081.2**
Other comprehensive expenses	-	(879.4)	-	(23.2)	**(902.6)**
Dividends paid	-	-	(174.9)	(36.2)	**(211.1)**
Share-based payments	-	66.4	-	-	**66.4**
Loans received from non-controlling interest	-	-	-	31.0	**31.0**
Purchase of non-controlling interest	-	-	(664.1)	(391.5)	**(1,055.6)**
Treasury shares	(11.3)	-	-	-	**(11.3)**
Exercise of employee share options	6.5	-	-	-	**6.5**
Balance as at 31 December 2011	**4,597.9**	**(605.6)**	**1,774.8**	**144.5**	**5,911.6**

SOUTH AFRICAN RAND				
	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance as at 31 December 2009	**31,503.5**	**(1,252.6)**	**11,727.9**	**2,746.4**	**44,725.2**
Total comprehensive (expenses)/income	-	(1,119.0))	1,139.3	790.5	**810.8**
Profit for the period	-	-	1,139.3	791.7	**1,931.0**
Other comprehensive expenses	-	(1,119.0)	-	(1.2)	**(1,120.2)**
Dividends paid	-	-	(847.4)	(382.3)	**(1,229.7)**
Share-based payments	-	2,333.3	-	-	**2,333.3**
Loans repaid to non-controlling interest	-	-	-	(74.2)	**(74.2)**
Exercise of employee share options	57.1	-	-	-	**57.1**
Balance as at 31 December 2010	**31,560.6**	**(38.3)**	**12,019.8**	**3,080.4**	**46,622.5**

UNITED STATES DOLLARS				
	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance as at 31 December 2009	**4,594.8**	**(708.3)**	**1,600.9**	**359.0**	**5,846.4**
Total comprehensive income	-	590.0	152.5	158.4	**900.9**
Profit for the period	-	-	152.5	108.3	**260.8**
Other comprehensive income	-	590.0	-	50.1	**640.1**
Dividends paid	-	-	(112.9)	(52.0)	**(164.9)**
Share-based payments	-	325.8	-	-	**325.8**
Loans repaid to non-controlling interest	-	-	-	(9.0)	**(9.0)**
Exercise of employee share options	7.9	-	-	-	**7.9**
Balance as at 31 December 2010	**4,602.7**	**207.5**	**1,640.5**	**456.4**	**6,907.1**

Statement of cash flows
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

SOUTH AFRICAN RAND	Quarter December 2011	Quarter September 2011	Quarter December 2010	Year-ended December 2011	Year-ended December 2010
Cash flows from operating activities	**4,952.8**	5,056.5	3,889.3	**15,746.0**	12,373.2
Profit before royalties, tax and non-recurring items	**4,683.2**	3,853.5	2,420.4	**13,705.3**	7,433.2
Non-recurring items	**(132.5)**	(167.2)	(2,328.9)	**(482.9)**	(2,589.0)
Amortisation and depreciation	**1,761.3**	1,377.4	1,333.5	**5,655.9**	5,283.5
South Deep BEE dividend paid	**-**	-	-	**(21.4)**	-
Change in working capital	**(389.3)**	372.7	801.9	**(259.4)**	1,521.5
Royalties and taxation paid	**(1,000.4)**	(689.0)	(491.2)	**(3,336.3)**	(2,050.7)
Other non-cash items	**30.5**	309.1	2,153.6	**484.8**	2,774.7
Dividends paid	**(88.4)**	(870.5)	(148.5)	**(1,530.6)**	(1,171.1)
Owners of the parent	**-**	(723.6)	-	**(1,229.4)**	(847.4)
Non-controlling interest holders	**(88.4)**	(146.9)	(148.5)	**(301.2)**	(323.7)
Cash flows from investing activities	**(3,345.6)**	(3,161.1)	(2,921.4)	**(17,958.8)**	(8,793.8)
Capital expenditure – additions	**(3,242.2)**	(2,607.4)	(2,414.4)	**(10,203.2)**	(8,668.5)
Capital expenditure – proceeds on disposal	**20.7**	0.6	8.9	**38.2**	40.8
Payment for FSE	**-**	(534.6)	(371.0)	**(534.6)**	(371.0)
Payment for Bezant	**(55.4)**	-	-	**(55.4)**	-
La Cima non-controlling interest buy-out	**(1.5)**	-	-	**(2,612.5)**	-
Ghana non-controlling interest buy-out	**-**	-	-	**(4,519.7)**	-
South Deep non-controlling interest buy-out	**(50.7)**	-	-	**(50.7)**	-
Purchase of investments	**-**	-	(43.0)	**(0.7)**	(116.4)
Proceeds on disposal of investments	**62.1**	13.3	2.0	**98.9**	514.8
Environmental and post-retirement health care payments	**(78.6)**	(33.0)	(103.9)	**(119.1)**	(193.5)
Cash flows from financing activities	**21.3**	(1,431.3)	358.0	**3,663.0**	1,458.7
Loans received	**687.0**	400.0	6,776.3	**8,186.1**	15,895.5
Loans repaid	**(756.1)**	(1,905.2)	(6,482.9)	**(4,795.6)**	(14,419.7)
Non-controlling interest holders' loans repaid	**-**	-	(20.5)	**-**	(136.9)
Non-controlling interest holders' loans received	**72.9**	64.0	62.7	**225.4**	62.7
Shares issued	**17.5**	9.9	22.4	**47.1**	57.1
Net cash inflow/(outflow)	**1,540.1**	(406.4)	1,177.4	**(80.4)**	3,867.0
Translation adjustment	**74.2**	496.1	(26.8)	**665.6**	(231.4)
Cash at beginning of period	**4,434.7**	4,345.0	4,313.2	**5,463.8**	1,828.2
Cash at end of period	**6,049.0**	4,434.7	5,463.8	**6,049.0**	5,463.8
Cash flow from operating activities less capital expenditure – additions	**1,710.6**	2,449.1	1,474.9	**5,542.8**	3,704.7

UNITED STATES DOLLARS	Quarter December 2011	Quarter September 2011	Quarter December 2010	Year-ended December 2011	Year-ended December 2010
Cash flows from operating activities	**615.4**	716.5	557.0	**2,165.0**	1,691.9
Profit before royalties, tax and non-recurring items	**598.3**	548.7	347.0	**1,898.2**	1,019.4
Non-recurring items	**(16.4)**	(23.9)	(326.8)	**(66.9)**	(360.3)
Amortisation and depreciation	**222.2**	195.3	192.8	**783.4**	722.5
South Deep BEE dividend paid	**0.1**	-	-	**(3.0)**	-
Change in working capital	**(54.6)**	54.0	109.1	**(35.9)**	199.3
Royalties and taxation paid	**(135.8)**	(102.0)	(68.4)	**(477.9)**	(274.9)
Other non-cash items	**1.6**	44.4	303.3	**67.1**	385.9
Dividends paid	**(11.0)**	(122.8)	(20.2)	**(216.8)**	(156.2)
Owners of the parent	**-**	(101.7)	-	**(174.9)**	(112.9)
Non-controlling interest holders	**(11.0)**	(21.1)	(20.2)	**(41.9)**	(43.3)
Cash flows from investing activities	**(423.2)**	(439.0)	(420.6)	**(2,539.4)**	(1,197.1)
Capital expenditure – additions	**(410.2)**	(370.2)	(347.4)	**(1,413.2)**	(1,185.8)
Capital expenditure – proceeds on disposal	**2.8**	-	1.4	**5.3**	5.8
Payment for FSE	**-**	(66.0)	(54.0)	**(66.0)**	(54.0)
Payment for Bezant	**(7.0)**	-	-	**(7.0)**	-
La Cima non-controlling interest buy-out	**(0.2)**	-	-	**(382.3)**	-
Ghana non-controlling interest buy-out	**-**	-	-	**(667.0)**	-
South Deep non-controlling interest buy-out	**(6.3)**	-	-	**(6.3)**	-
Purchase of investments	**-**	-	(6.3)	**(0.1)**	(16.3)
Proceeds on disposal of investments	**8.4**	1.9	0.3	**13.7**	79.7
Environmental and post-retirement health care payments	**(10.7)**	(4.7)	(14.6)	**(16.5)**	(26.5)
Cash flows from financing activities	**1.2**	(184.5)	55.4	**550.8**	214.3
Loans received	**83.0**	56.7	986.4	**1,167.9**	2,221.6
Loans repaid	**(93.0)**	(251.7)	(940.7)	**(654.6)**	(2,006.2)
Non-controlling interest holders' loans repaid	**-**	-	(2.9)	**-**	(18.3)
Non-controlling interest holders' loans received	**9.0**	9.1	9.3	**31.0**	9.3
Shares issued	**2.2**	1.4	3.3	**6.5**	7.9
Net cash inflow/(outflow)	**182.4**	(29.8)	171.6	**(40.4)**	552.9
Translation adjustment	**14.1**	(53.3)	24.4	**(25.1)**	17.6
Cash at beginning of period	**547.5**	630.6	613.5	**809.5**	239.0
Cash at end of period	**744.0**	547.5	809.5	**744.0**	809.5
Cash flow from operating activities less capital expenditure – additions	**205.2**	346.3	209.6	**751.8**	506.1

Reconciliation of headline earnings with net earnings
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

SOUTH AFRICAN RAND					
	Quarter			**Year-ended**	
	December 2011	September 2011	December 2010	**December 2011**	December 2010
Net earnings/(loss)	**2,604.9**	2,054.6	(777.2)	**7,026.7**	1,139.3
(Profit)/loss on sale of investments	**(92.6)**	-	3.5	**(92.6)**	(85.7)
Taxation effect on sale of investments	**19.5**	-	(0.7)	**19.5**	7.0
(Profit)/loss on sale of assets	**(0.5)**	(0.4)	(2.2)	**2.8**	(6.3)
Taxation effect on sale of assets	**0.1**	-	0.9	**(0.5)**	1.7
Impairment of investments and assets	**70.5**	0.2	-	**71.9**	197.9
Taxation effect on impairment	**(20.2)**	-	-	**(20.2)**	-
Headline earnings/(loss)	**2,581.7**	2,054.4	(775.7)	**7,007.6**	1,253.9
Headline earnings/(loss) per share – cents	**357**	284	(110)	**970**	177
Based on headline earnings/(loss) as given above divided by 723,569,224 (September 2011 – 723,159,600 and December 2010 – 715,825,482) being the weighted average number of ordinary shares in issue.					

UNITED STATES DOLLARS					
	Quarter			**Year-ended**	
	December 2011	September 2011	December 2010	**December 2011**	December 2010
Net earnings/(loss)	**336.2**	293.0	(105.9)	**973.2**	152.5
(Profit)/loss on sale of investments	**(12.8)**	-	0.5	**(12.8)**	(12.2)
Taxation effect on sale of investments	**2.7**	-	(0.1)	**2.7**	1.2
(Profit)/loss on sale of assets	**(0.1)**	-	(0.3)	**0.4**	(0.9)
Taxation effect on sale of assets	**-**	-	-	**(0.1)**	-
Impairment of investments and assets	**9.8**	-	-	**10.0**	26.1
Taxation effect on impairment	**(2.8)**	-	-	**(2.8)**	-
Headline earnings/(loss)	**333.0**	293.0	(105.8)	**970.6**	166.7
Headline earnings/(loss) per share – cents	**46**	40	(15)	**134**	24
Based on headline earnings(loss) as given above divided by 723,569,224 (September 2011 – 723,159,600 and December 2010 – 715,825,482) being the weighted average number of ordinary shares in issue.					

Hedging / Derivatives

The Group's policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:
- to protect cash flows at times of significant expenditure;
- for specific debt servicing requirements; and
- to safeguard the viability of higher cost operations.

Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.

South Africa forward cover contracts*

Outstanding at the end of December 2011 was the following contract:
- AUD/ZAR – AUD2.7 million in total, with a positive marked to market value of US$0.1 million.

*Do not qualify for hedge accounting and will be accounted for as derivative financial instruments in the income statement.

Debt maturity ladder

Figures are in millions unless otherwise stated

	31 Dec 2012	31 Dec 2013	31 Dec 2014	1 Jan 2015 to 31 Dec 2020	Total
Committed loan facilities (including US$ bond and preference shares)					
Rand million	1,000.0	500.0	-	2,000.0	**3,500.0**
US dollar million	557.0	48.0	75.0	2,017.7	**2,697.7**
Dollar debt translated to rand	4,528.4	390.2	609.8	16,403.7	**21,932.1**
Total (R'm)	**5,528.4**	**890.2**	**609.8**	**18,403.7**	**25,432.1**
Utilisation – Committed loan facilities (including US$ bond and preference shares)					
Rand million	-	-	-	-	**-**
US dollar million	547.0	48.0	75.0	1,237.7	**1,907.7**
Dollar debt translated to rand	4,447.1	390.2	609.8	10,062.3	**15,509.4**
Total (R'm)	**4,447.1**	**390.2**	**609.8**	**10,062.3**	**15,509.4**
Long-term loans per balance sheet (R'm)					**11,062.3**
Current portion of long-term loans per balance sheet (R'm)					**4,447.1**
Total loans per balance sheet (R'm)					**15,509.4**

Exchange rate: US$1 = R8.13 being the closing rate at the end of the December 2011 quarter.

Operating and financial results

SOUTH AFRICAN RAND		Total Mine Operations		South Africa Region			
				Total	KDC	Beatrix	South Deep
Operating Results							
Ore milled/treated (000 tonnes)	December 2011	15,026		4,333	2,844	940	549
	September 2011	14,770		4,327	2,805	899	623
	Financial year ended	59,441		17,088	10,831	3,817	2,440
Yield (grams per tonne)	December 2011	1.9		3.1	3.1	3.0	3.3
	September 2011	1.9		3.1	3.1	2.9	3.2
	Financial year ended	1.9		3.1	3.2	2.8	3.5
Gold produced (kilograms)	December 2011	28,195		13,500	8,890	2,789	1,821
	September 2011	28,781		13,323	8,684	2,636	2,003
	Financial year ended	114,979		53,496	34,218	10,787	8,491
Gold sold (kilograms)	December 2011	28,157		13,500	8,890	2,789	1,821
	September 2011	28,675		13,323	8,684	2,636	2,003
	Financial year ended	114,978		53,496	34,218	10,787	8,491
Gold price received (Rand per kilogram)	December 2011	435,661		438,044	438,009	437,863	438,495
	September 2011	385,684		392,584	389,717	400,493	394,608
	Financial year ended	364,216		368,250	368,309	371,772	363,538
Total cash cost (Rand per kilogram)	December 2011	199,155		229,148	218,526	220,222	294,673
	September 2011	192,997		235,780	227,395	236,002	271,842
	Financial year ended	184,515		224,815	219,642	222,073	249,146
Notional cash expenditure (Rand per kilogram)	December 2011	306,139		331,541	289,078	271,172	631,301
	September 2011	272,555		330,023	295,164	300,228	520,369
	Financial year ended	267,663		315,788	285,017	279,957	485,314
Operating costs (Rand per tonne)	December 2011	376		695	655	645	988
	September 2011	369		724	696	699	883
	Financial year ended	359		702	688	631	876
Financial Results (Rand million)							
Revenue	December 2011	12,266.9		5,913.6	3,893.9	1,221.2	798.5
	September 2011	11,059.5		5,230.4	3,384.3	1,055.7	790.4
	Financial year ended	41,876.8		19,699.9	12,602.8	4,010.3	3,086.8
Net operating costs	December 2011	(5,358.6)		(3,011.8)	(1,863.7)	(605.9)	(542.2)
	September 2011	(5,404.1)		(3,131.1)	(1,952.4)	(628.3)	(550.4)
	Financial year ended	(20,765.3)		(11,999.6)	(7,452.4)	(2,408.8)	(2,138.4)
- Operating costs	December 2011	(5,651.9)		(3,011.8)	(1,863.7)	(605.9)	(542.2)
	September 2011	(5,450.4)		(3,131.1)	(1,952.4)	(628.3)	(550.4)
	Financial year ended	(21,312.0)		(11,999.6)	(7,452.4)	(2,408.8)	(2,138.4)
- Gold inventory change	December 2011	293.3		-	-	-	-
	September 2011	46.3		-	-	-	-
	Financial year ended	546.7		-	-	-	-
Operating profit	December 2011	6,908.3		2,901.8	2,030.2	615.3	256.3
	September 2011	5,655.4		2,099.3	1,431.9	427.4	240.0
	Financial year ended	21,111.5		7,700.3	5,150.4	1,601.5	948.4
Amortisation of mining assets	December 2011	(1,724.4)		(736.8)	(439.1)	(150.4)	(147.3)
	September 2011	(1,339.6)		(679.8)	(410.1)	(127.4)	(142.3)
	Financial year ended	(5,508.2)		(2,731.4)	(1,663.3)	(514.4)	(553.7)
Net operating profit	December 2011	5,183.9		2,165.0	1,591.1	464.9	109.0
	September 2011	4,315.8		1,419.5	1,021.8	300.0	97.7
	Financial year ended	15,603.3		4,968.9	3,487.1	1,087.1	394.7
Other expenses	December 2011	(120.6)		(77.0)	(42.7)	(13.1)	(21.2)
	September 2011	(175.4)		(67.9)	(37.9)	(11.5)	(18.5)
	Financial year ended	(579.8)		(276.0)	(160.3)	(46.2)	(69.5)
Profit before royalties and taxation	December 2011	5,063.3		2,088.0	1,548.4	451.8	87.8
	September 2011	4,140.4		1,351.6	983.9	288.5	79.2
	Financial year ended	15,023.5		4,692.9	3,326.8	1,040.9	325.2
Royalties, mining and income taxation	December 2011	(1,848.5)		(782.0)	(606.1)	(133.5)	(42.4)
	September 2011	(1,525.2)		(459.8)	(323.7)	(103.6)	(32.5)
	Financial year ended	(5,332.0)		(1,669.4)	(1,181.6)	(348.6)	(139.2)
- Normal taxation	December 2011	(904.7)		(424.1)	(423.0)	(1.1)	-
	September 2011	(825.4)		(169.6)	(169.2)	(0.4)	-
	Financial year ended	(2,750.7)		(640.9)	(638.7)	(2.2)	-
- Royalties	December 2011	(375.3)		(146.6)	(123.6)	(19.0)	(4.0)
	September 2011	(304.7)		(80.7)	(71.5)	(5.3)	(3.9)
	Financial year ended	(1,081.0)		(304.9)	(256.5)	(33.0)	(15.4)
- Deferred taxation	December 2011	(568.5)		(211.3)	(59.5)	(113.4)	(38.4)
	September 2011	(395.1)		(209.5)	(83.0)	(97.9)	(28.6)
	Financial year ended	(1,500.3)		(723.6)	(286.4)	(313.4)	(123.8)
Profit before non-recurring items	December 2011	3,214.8		1,306.0	942.3	318.3	45.4
	September 2011	2,615.2		891.8	660.2	184.9	46.7
	Financial year ended	9,691.5		3,023.5	2,145.2	692.3	186.0
Non-recurring items	December 2011	(180.0)		(125.7)	(111.8)	(4.6)	(9.3)
	September 2011	(128.4)		(111.3)	(90.7)	(12.0)	(8.6)
	Financial year ended	(489.7)		(319.6)	(245.2)	(34.8)	(39.6)
Net profit	December 2011	3,034.8		1,180.3	830.5	313.7	36.1
	September 2011	2,486.8		780.5	569.5	172.9	38.1
	Financial year ended	9,201.8		2,703.9	1,900.0	657.5	146.4
Net profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items	December 2011	3,133.4		1,261.1	902.5	316.7	41.9
	September 2011	2,581.2		852.4	628.4	180.6	43.4
	Financial year ended	9,541.6		2,909.8	2,058.7	680.1	171.0
Capital Expenditure	December 2011	(2,979.7)		(1,464.0)	(706.2)	(150.4)	(607.4)
	September 2011	(2,394.0)		(1,265.8)	(610.8)	(163.1)	(491.9)
	Financial year ended	(9,463.6)		(4,893.8)	(2,300.3)	(611.1)	(1,982.4)

Operating and financial results

SOUTH AFRICAN RAND		West Africa Region			South America Region	Australasia Region[#]		
		Ghana			Peru	Australia		
		Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew
Operating Results								
Ore milled/treated (000 tonnes)	December 2011	**7,047**	**5,855**	**1,192**	**1,620**	**2,026**	**1,768**	**258**
	September 2011	6,825	5,597	1,228	1,674	1,944	1,682	262
	Financial year ended	28,080	23,138	4,942	6,593	7,680	6,745	935
Yield (grams per tonne)	**December 2011**	**1.0**	**0.9**	**1.3**	**1.5**	**2.6**	**2.1**	**6.3**
	September 2011	1.1	1.0	1.4	1.7	2.7	2.1	6.4
	Financial year ended	1.0	1.0	1.4	1.8	2.7	2.1	6.5
Gold produced (kilograms)	**December 2011**	**6,843**	**5,300**	**1,543**	**2,489**	**5,363**	**3,746**	**1,617**
	September 2011	7,290	5,600	1,690	2,921	5,247	3,577	1,670
	Financial year ended	29,084	22,312	6,772	11,915	20,484	14,449	6,035
Gold sold (kilograms)	**December 2011**	**6,843**	**5,300**	**1,543**	**2,451**	**5,363**	**3,746**	**1,617**
	September 2011	7,290	5,600	1,690	2,815	5,247	3,577	1,670
	Financial year ended	29,084	22,312	6,772	11,914	20,484	14,449	6,035
Gold price received (Rand per kilogram)	**December 2011**	**432,705**	**431,774**	**435,904**	**428,437**	**436,733**	**436,412**	**437,477**
	September 2011	387,915	387,732	388,521	335,737	391,862	388,762	398,503
	Financial year ended	363,361	363,365	363,349	339,693	369,156	366,890	374,582
Total cash cost (Rand per kilogram)	**December 2011**	**171,065**	**160,642**	**206,870**	**126,928**	**192,504**	**201,895**	**170,748**
	September 2011	139,767	137,446	147,456	111,865	201,849	221,638	159,461
	Financial year ended	136,879	129,011	162,803	101,536	195,167	209,170	161,640
Notional cash expenditure (Rand per kilogram)	**December 2011**	**278,167**	**265,396**	**322,035**	**186,902**	**333,228**	**355,419**	**281,818**
	September 2011	203,882	197,036	226,568	139,370	296,188	317,585	250,359
	Financial year ended	219,763	212,043	245,201	137,440	285,735	298,865	254,300
Operating costs (Rand per tonne)	**December 2011**	**170**	**155**	**243**	**188**	**562**	**474**	**1,166**
	September 2011	148	138	195	173	524	447	1,020
	Financial year ended	149	136	208	172	521	445	1,070
Financial Results (Rand million)								
Revenue	**December 2011**	**2,961.0**	**2,288.4**	**672.6**	**1,050.1**	**2,342.2**	**1,634.8**	**707.4**
	September 2011	2,827.9	2,171.3	656.6	945.1	2,056.1	1,390.6	665.5
	Financial year ended	10,568.0	8,107.4	2,460.6	4,047.1	7,561.8	5,301.2	2,260.6
Net operating costs	**December 2011**	**(1,087.3)**	**(792.8)**	**(294.5)**	**(285.2)**	**(974.3)**	**(710.5)**	**(263.8)**
	September 2011	(931.1)	(716.8)	(214.3)	(289.1)	(1,052.8)	(791.2)	(261.6)
	Financial year ended	(3,694.2)	(2,681.6)	(1,012.6)	(1,137.6)	(3,933.9)	(2,977.5)	(956.4)
- Operating costs	**December 2011**	**(1,197.9)**	**(908.0)**	**(289.9)**	**(304.2)**	**(1,138.0)**	**(837.2)**	**(300.8)**
	September 2011	(1,010.3)	(771.4)	(238.9)	(289.6)	(1,019.4)	(752.1)	(267.3)
	Financial year ended	(4,176.6)	(3,150.6)	(1,026.0)	(1,136.6)	(3,999.2)	(2,999.2)	(1,000.0)
- Gold inventory change	**December 2011**	**110.6**	**115.2**	**(4.6)**	**19.0**	**163.7**	**126.7**	**37.0**
	September 2011	79.2	54.6	24.6	0.5	(33.4)	(39.1)	5.7
	Financial year ended	482.4	469.0	13.4	(1.0)	65.3	21.7	43.6
Operating profit	**December 2011**	**1,873.7**	**1,495.6**	**378.1**	**764.9**	**1,367.9**	**924.3**	**443.6**
	September 2011	1,896.8	1,454.5	442.3	656.0	1,003.3	599.4	403.9
	Financial year ended	6,873.8	5,425.8	1,448.0	2,909.5	3,627.9	2,323.7	1,304.2
Amortisation of mining assets	**December 2011**	**(266.5)**	**(213.3)**	**(53.2)**	**(120.2)**	**(600.9)**		
	September 2011	(249.3)	(188.8)	(60.5)	(102.6)	(307.9)		
	Financial year ended	(950.0)	(757.3)	(192.7)	(422.8)	(1,404.0)		
Net operating profit	**December 2011**	**1,607.2**	**1,282.3**	**324.9**	**644.7**	**767.0**		
	September 2011	1,647.5	1,265.7	381.8	553.4	695.4		
	Financial year ended	5,923.8	4,668.5	1,255.3	2,486.7	2,223.9		
Other expenses	**December 2011**	**(35.2)**	**(27.2)**	**(8.0)**	**25.8**	**(34.2)**		
	September 2011	(39.6)	(27.2)	(12.4)	(49.9)	(18.0)		
	Financial year ended	(161.7)	(115.8)	(45.9)	(69.7)	(72.4)		
Profit before royalties and taxation	**December 2011**	**1,572.0**	**1,255.1**	**316.9**	**670.5**	**732.8**		
	September 2011	1,607.9	1,238.5	369.4	503.5	677.4		
	Financial year ended	5,762.1	4,552.7	1,209.4	2,417.0	2,151.5		
Royalties, mining and income taxation	**December 2011**	**(569.6)**	**(455.2)**	**(114.4)**	**(223.6)**	**(273.3)**		
	September 2011	(594.6)	(464.5)	(130.1)	(229.6)	(241.2)		
	Financial year ended	(2,036.9)	(1,614.8)	(422.1)	(837.9)	(787.8)		
- Normal taxation	**December 2011**	**(294.8)**	**(238.7)**	**(56.1)**	**(185.8)**	**-**		
	September 2011	(428.4)	(348.0)	(80.4)	(227.4)	-		
	Financial year ended	(1,303.1)	(1,088.0)	(215.1)	(806.7)	-		
- Royalties	**December 2011**	**(146.1)**	**(112.9)**	**(33.2)**	**(25.1)**	**(57.5)**		
	September 2011	(141.1)	(108.3)	(32.8)	(30.7)	(52.2)		
	Financial year ended	(479.8)	(368.2)	(111.6)	(106.1)	(190.2)		
- Deferred taxation	**December 2011**	**(128.7)**	**(103.6)**	**(25.1)**	**(12.7)**	**(215.8)**		
	September 2011	(25.1)	(8.2)	(16.9)	28.5	(189.0)		
	Financial year ended	(254.0)	(158.6)	(95.4)	74.9	(597.6)		
Profit before non-recurring items	**December 2011**	**1,002.4**	**799.9**	**202.5**	**446.9**	**459.5**		
	September 2011	1,013.3	774.0	239.3	273.9	436.2		
	Financial year ended	3,725.2	2,937.9	787.3	1,579.1	1,363.7		
Non-recurring items	**December 2011**	**(16.6)**	**(2.8)**	**(13.8)**	**(72.5)**	**34.8**		
	September 2011	(16.6)	(4.3)	(12.3)	-	(0.5)		
	Financial year ended	(101.5)	(39.5)	(62.0)	(74.0)	5.4		
Net profit	**December 2011**	**985.8**	**797.1**	**188.7**	**374.4**	**494.3**		
	September 2011	996.7	769.7	227.0	273.9	435.7		
	Financial year ended	3,623.7	2,898.4	725.3	1,505.1	1,369.1		
Net profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items	**December 2011**	**1,009.4**	**806.5**	**202.9**	**376.9**	**486.0**		
	September 2011	1,011.8	775.1	236.7	277.3	439.7		
	Financial year ended	3,728.7	2,945.8	782.9	1,512.1	1,391.0		
Capital Expenditure	**December 2011**	**(705.6)**	**(498.6)**	**(207.0)**	**(161.0)**	**(649.1)**	**(494.2)**	**(154.9)**
	September 2011	(476.0)	(332.0)	(144.0)	(117.5)	(534.7)	(383.9)	(150.8)
	Financial year ended	(2,215.0)	(1,580.5)	(634.5)	(501.0)	(1,853.8)	(1,319.1)	(534.7)

[#] As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

Operating and financial results

UNITED STATES DOLLARS			South Africa Region			
		Total Mine Operations	Total	KDC	Beatrix	South Deep
Operating Results						
Ore milled/treated (000 tonnes)	**December 2011**	**15,026**	**4,333**	**2,844**	**940**	**549**
	September 2011	14,770	4,327	2,805	899	623
	Financial year ended	59,441	17,088	10,831	3,817	2,440
Yield (ounces per tonne)	**December 2011**	**0.060**	**0.100**	**0.100**	**0.095**	**0.107**
	September 2011	0.063	0.099	0.100	0.094	0.103
	Financial year ended	0.062	0.101	0.102	0.091	0.112
Gold produced (000 ounces)	**December 2011**	**906.5**	**434.0**	**285.8**	**89.7**	**58.5**
	September 2011	925.3	428.3	279.2	84.7	64.4
	Financial year ended	3,696.7	1,720.0	1,100.2	346.8	273.0
Gold sold (000 ounces)	**December 2011**	**905.3**	**434.0**	**285.8**	**89.7**	**58.5**
	September 2011	921.9	428.3	279.2	84.7	64.4
	Financial year ended	3,696.6	1,720.0	1,100.2	346.8	273.0
Gold price received (dollars per ounce)	**December 2011**	**1,677**	**1,686**	**1,686**	**1,686**	**1,688**
	September 2011	1,702	1,732	1,719	1,767	1,741
	Financial year ended	1,569	1,586	1,587	1,602	1,566
Total cash cost (dollars per ounce)	**December 2011**	**767**	**882**	**841**	**848**	**1,134**
	September 2011	851	1,040	1,003	1,041	1,199
	Financial year ended	795	968	946	957	1,073
Notional cash expenditure (dollars per ounce)	**December 2011**	**1,178**	**1,276**	**1,113**	**1,044**	**2,430**
	September 2011	1,202	1,456	1,302	1,325	2,296
	Financial year ended	1,153	1,360	1,228	1,206	2,091
Operating costs (dollars per tonne)	**December 2011**	**47**	**86**	**81**	**80**	**122**
	September 2011	52	103	99	99	125
	Financial year ended	50	97	95	87	121
Financial Results ($ million)						
Revenue	**December 2011**	**1,533.5**	**742.1**	**490.7**	**153.5**	**97.8**
	September 2011	1,570.3	742.9	480.9	150.0	112.0
	Financial year ended	5,800.1	2,728.5	1,745.5	555.4	427.5
Net operating costs	**December 2011**	**(656.1)**	**(366.9)**	**(226.9)**	**(73.8)**	**(66.2)**
	September 2011	(766.1)	(443.8)	(276.7)	(89.1)	(78.0)
	Financial year ended	(2,876.1)	(1,662.0)	(1,032.2)	(333.6)	(296.2)
- Operating costs	**December 2011**	**(695.3)**	**(366.9)**	**(226.9)**	**(73.8)**	**(66.2)**
	September 2011	(772.5)	(443.8)	(276.7)	(89.1)	(78.0)
	Financial year ended	(2,951.8)	(1,662.0)	(1,032.2)	(333.6)	(296.2)
- Gold inventory change	**December 2011**	**39.2**	**-**	**-**	**-**	**-**
	September 2011	6.4	-	-	-	-
	Financial year ended	75.7	-	-	-	-
Operating profit	**December 2011**	**877.4**	**375.2**	**263.9**	**79.7**	**31.7**
	September 2011	804.2	299.1	204.2	60.9	34.0
	Financial year ended	2,924.0	1,066.5	713.4	221.8	131.4
Amortisation of mining assets	**December 2011**	**(217.7)**	**(90.9)**	**(54.0)**	**(18.8)**	**(18.1)**
	September 2011	(189.9)	(96.3)	(58.1)	(18.0)	(20.2)
	Financial year ended	(762.9)	(378.3)	(230.4)	(71.2)	(76.7)
Net operating profit	**December 2011**	**659.7**	**284.3**	**209.9**	**60.9**	**13.6**
	September 2011	614.3	202.8	146.1	42.9	13.9
	Financial year ended	2,161.1	688.2	483.0	150.6	54.7
Other expenses	**December 2011**	**(14.0)**	**(9.5)**	**(5.3)**	**(1.6)**	**(2.6)**
	September 2011	(24.9)	(9.6)	(5.3)	(1.7)	(2.6)
	Financial year ended	(80.3)	(38.2)	(22.2)	(6.4)	(9.6)
Profit before royalties and taxation	**December 2011**	**645.7**	**274.8**	**204.6**	**59.3**	**10.9**
	September 2011	589.4	193.2	140.8	41.2	11.3
	Financial year ended	2,080.8	650.0	460.8	144.2	45.0
Royalties, mining and income taxation	**December 2011**	**(236.6)**	**(103.4)**	**(80.8)**	**(17.3)**	**(5.4)**
	September 2011	(217.3)	(65.9)	(46.5)	(14.8)	(4.5)
	Financial year ended	(738.5)	(231.2)	(163.7)	(48.3)	(19.3)
- Normal taxation	**December 2011**	**(114.9)**	**(57.5)**	**(57.4)**	**(0.1)**	**-**
	September 2011	(117.8)	(24.5)	(24.5)	(0.1)	-
	Financial year ended	(381.0)	(88.8)	(88.5)	(0.3)	-
- Royalties	**December 2011**	**(48.1)**	**(19.5)**	**(16.4)**	**(2.6)**	**(0.5)**
	September 2011	(43.4)	(11.5)	(10.2)	(0.7)	(0.5)
	Financial year ended	(149.7)	(42.2)	(35.5)	(4.6)	(2.1)
- Deferred taxation	**December 2011**	**(73.6)**	**(26.4)**	**(7.0)**	**(14.6)**	**(4.8)**
	September 2011	(56.2)	(29.8)	(11.8)	(14.0)	(4.0)
	Financial year ended	(207.8)	(100.2)	(39.7)	(43.4)	(17.1)
Profit before non-recurring items	**December 2011**	**409.1**	**171.4**	**123.8**	**42.0**	**5.6**
	September 2011	372.0	127.4	94.2	26.4	6.8
	Financial year ended	1,342.3	418.8	297.1	95.9	25.8
Non-recurring items	**December 2011**	**(23.2)**	**(16.3)**	**(14.8)**	**(0.4)**	**(1.1)**
	September 2011	(18.4)	(16.0)	(13.0)	(1.8)	(1.3)
	Financial year ended	(67.8)	(44.3)	(34.0)	(4.8)	(5.5)
Net profit	**December 2011**	**385.9**	**155.1**	**109.1**	**41.6**	**4.5**
	September 2011	353.6	111.3	81.2	24.6	5.5
	Financial year ended	1,274.5	374.5	263.2	91.1	20.3
Net profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items	**December 2011**	**398.1**	**165.4**	**118.5**	**41.8**	**5.1**
	September 2011	367.1	121.8	89.9	25.8	6.1
	Financial year ended	1,321.6	403.0	285.1	94.2	23.7
Capital Expenditure	**December 2011**	**(376.3)**	**(183.6)**	**(88.9)**	**(18.2)**	**(76.5)**
	September 2011	(339.9)	(179.7)	(86.8)	(23.1)	(69.8)
	Financial year ended	(1,310.6)	(677.8)	(318.6)	(84.6)	(274.6)

Average exchange rates were US$1 = R8.08 and US$1 = R7.05 for the December 2011 and September 2011 quarters respectively.
The Australian dollar exchange rates were A$1 = R8.16 and A$1 = R7.44 for the December 2011 and the September 2011 quarters respectively.

Operating and financial results

UNITED STATES DOLLARS		West Africa Region			South America Region	Australasia Region			AUSTRALIAN DOLLARS		
		Ghana			Peru	Australia [#]			Australasia Region [#]		
		Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew	Total	St Ives	Agnew
Operating Results											
Ore milled/treated	**December 2011**	**7,047**	**5,855**	**1,192**	**1,620**	**2,026**	**1,768**	**258**	**2,026**	**1,768**	**258**
(000 tonnes)	September 2011	6,825	5,597	1,228	1,674	1,944	1,682	262	1,944	1,682	262
	Financial year ended	28,080	23,138	4,942	6,593	7,680	6,745	935	7,680	6,745	935
Yield (ounces per tonne)	**December 2011**	**0.031**	**0.029**	**0.042**	**0.049**	**0.085**	**0.068**	**0.202**	**0.085**	**0.068**	**0.202**
	September 2011	0.034	0.032	0.044	0.056	0.087	0.068	0.205	0.087	0.068	0.205
	Financial year ended	0.033	0.031	0.044	0.058	0.086	0.069	0.208	0.086	0.069	0.208
Gold produced (000 ounces)	**December 2011**	**220.0**	**170.4**	**49.6**	**80.0**	**172.4**	**120.4**	**52.0**	**172.4**	**120.4**	**52.0**
	September 2011	234.4	180.0	54.3	93.9	168.7	115.0	53.7	168.7	115.0	53.7
	Financial year ended	935.0	717.3	217.7	383.1	658.6	464.6	194.0	658.6	464.6	194.0
Gold sold (000 ounces)	**December 2011**	**220.0**	**170.4**	**49.6**	**78.8**	**172.4**	**120.4**	**52.0**	**172.4**	**120.4**	**52.0**
	September 2011	234.4	180.0	54.3	90.5	168.7	115.0	53.7	168.7	115.0	53.7
	Financial year ended	935.0	717.3	217.7	383.0	658.6	464.6	194.0	658.6	464.6	194.0
Gold price received	**December 2011**	**1,666**	**1,662**	**1,678**	**1,649**	**1,681**	**1,680**	**1,684**	**1,665**	**1,663**	**1,668**
(dollars per ounce)	September 2011	1,711	1,711	1,714	1,481	1,729	1,715	1,758	1,638	1,625	1,666
	Financial year ended	1,565	1,565	1,565	1,463	1,590	1,581	1,614	1,541	1,532	1,564
Total cash cost	**December 2011**	**659**	**618**	**796**	**489**	**741**	**777**	**657**	**734**	**770**	**651**
(dollars per ounce)	September 2011	617	606	651	494	891	978	704	844	927	667
	Financial year ended	590	556	701	437	841	901	696	815	873	675
Notional cash expenditure	**December 2011**	**1,071**	**1,022**	**1,240**	**719**	**1,283**	**1,368**	**1,085**	**1,270**	**1,355**	**1,074**
(dollars per ounce)	September 2011	899	869	1,000	615	1,307	1,401	1,105	1,238	1,328	1,047
	Financial year ended	947	913	1,056	592	1,231	1,287	1,096	1,193	1,248	1,062
Operating costs	**December 2011**	**21**	**19**	**30**	**23**	**70**	**59**	**144**	**69**	**58**	**143**
(dollars per tonne)	September 2011	21	20	28	25	74	63	145	70	60	137
	Financial year ended	21	19	29	24	72	62	148	70	60	144
Financial Results ($ million)											
Revenue	**December 2011**	**367.6**	**284.4**	**83.2**	**128.7**	**295.2**	**205.9**	**89.3**	**291.1**	**203.1**	**88.0**
	September 2011	401.5	308.3	93.2	133.5	292.3	197.5	94.8	277.7	187.5	90.2
	Financial year ended	1,463.7	1,122.9	340.8	560.5	1,047.3	734.2	313.1	1,015.0	711.6	303.4
Net operating costs	**December 2011**	**(136.1)**	**(99.3)**	**(36.7)**	**(34.8)**	**(118.4)**	**(85.6)**	**(32.8)**	**(117.4)**	**(85.2)**	**(32.3)**
	September 2011	(132.1)	(101.9)	(30.3)	(40.9)	(149.3)	(112.2)	(37.1)	(141.6)	(106.3)	(35.3)
	Financial year ended	(511.7)	(371.4)	(140.2)	(157.6)	(544.9)	(412.4)	(132.5)	(528.0)	(399.7)	(128.4)
- Operating costs	**December 2011**	**(149.3)**	**(113.3)**	**(36.0)**	**(37.5)**	**(141.6)**	**(103.8)**	**(37.8)**	**(139.9)**	**(102.7)**	**(37.2)**
	September 2011	(143.1)	(109.3)	(33.8)	(41.0)	(144.6)	(106.6)	(37.9)	(137.1)	(101.1)	(36.1)
	Financial year ended	(578.5)	(436.4)	(142.1)	(157.4)	(553.9)	(415.4)	(138.5)	(536.8)	(402.6)	(134.2)
- Gold inventory change	**December 2011**	**13.2**	**14.0**	**(0.7)**	**2.8**	**23.2**	**18.2**	**5.0**	**22.5**	**17.5**	**5.0**
	September 2011	11.0	7.5	3.5	0.1	(4.7)	(5.5)	0.9	(4.5)	(5.3)	0.8
	Financial year ended	66.8	65.0	1.9	(0.1)	9.0	3.0	6.0	8.8	2.9	5.9
Operating profit	**December 2011**	**231.5**	**185.1**	**46.5**	**94.0**	**176.9**	**120.3**	**56.5**	**173.7**	**117.9**	**55.8**
	September 2011	269.4	206.4	63.0	92.6	143.0	85.3	57.7	136.2	81.2	55.0
	Financial year ended	952.0	751.5	200.6	403.0	502.5	321.8	180.6	487.0	311.9	175.1
Amortisation of mining assets	**December 2011**	**(33.1)**	**(26.5)**	**(6.6)**	**(15.0)**	**(78.8)**			**(77.1)**		
	September 2011	(35.3)	(26.7)	(8.6)	(14.6)	(43.7)			(41.6)		
	Financial year ended	(131.6)	(104.9)	(26.7)	(58.6)	(194.5)			(188.5)		
Net operating profit	**December 2011**	**198.5**	**158.6**	**39.9**	**79.0**	**98.1**			**96.6**		
	September 2011	234.1	179.7	54.4	78.0	99.3			94.6		
	Financial year ended	820.5	646.6	173.9	344.4	308.0			298.5		
Other expenses	**December 2011**	**(4.1)**	**(3.2)**	**(0.9)**	**4.1**	**(4.5)**			**(4.4)**		
	September 2011	(5.6)	(3.9)	(1.8)	(7.1)	(2.6)			(2.5)		
	Financial year ended	(22.4)	(16.0)	(6.4)	(9.7)	(10.0)			(9.7)		
Profit before royalties and taxation	**December 2011**	**194.4**	**155.4**	**39.0**	**83.2**	**93.6**			**92.2**		
	September 2011	228.5	175.9	52.6	71.0	96.7			92.1		
	Financial year ended	798.1	630.6	167.5	334.8	298.0			288.8		
Royalties, mining and income taxation	**December 2011**	**(70.7)**	**(56.6)**	**(14.2)**	**(27.5)**	**(35.0)**			**(34.3)**		
	September 2011	(84.5)	(66.0)	(18.5)	(32.6)	(34.3)			(32.8)		
	Financial year ended	(282.1)	(223.7)	(58.5)	(116.1)	(109.1)			(105.7)		
- Normal taxation	**December 2011**	**(35.2)**	**(28.3)**	**(6.9)**	**(22.2)**	**-**			**-**		
	September 2011	(61.0)	(49.5)	(11.5)	(32.3)	-			-		
	Financial year ended	(180.5)	(150.7)	(29.8)	(111.7)	-			-		
- Royalties	**December 2011**	**(18.4)**	**(14.2)**	**(4.2)**	**(3.0)**	**(7.2)**			**(7.1)**		
	September 2011	(20.1)	(15.4)	(4.7)	(4.4)	(7.4)			(7.0)		
	Financial year ended	(66.5)	(51.0)	(15.5)	(14.7)	(26.3)			(25.5)		
- Deferred taxation	**December 2011**	**(17.2)**	**(14.1)**	**(3.1)**	**(2.2)**	**(27.8)**			**(27.2)**		
	September 2011	(3.5)	(1.1)	(2.3)	4.0	(26.9)			(25.8)		
	Financial year ended	(35.2)	(22.0)	(13.2)	10.4	(82.8)			(80.2)		
Profit before non-recurring items	**December 2011**	**123.7**	**98.8**	**24.8**	**55.7**	**58.6**			**57.8**		
	September 2011	143.9	109.9	34.1	38.3	62.4			59.3		
	Financial year ended	516.0	406.9	109.0	218.7	188.9			183.0		
Non-recurring items	**December 2011**	**(1.9)**	**(0.2)**	**(1.7)**	**(10.0)**	**4.9**			**4.8**		
	September 2011	(2.3)	(0.6)	(1.7)	-	-			(0.1)		
	Financial year ended	(14.1)	(5.5)	(8.6)	(10.2)	0.7			0.7		
Net profit	**December 2011**	**121.8**	**98.6**	**23.2**	**45.7**	**63.5**			**62.7**		
	September 2011	141.6	109.3	32.3	38.3	62.3			59.2		
	Financial year ended	501.9	401.4	100.5	208.5	189.6			183.8		
Net profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items	**December 2011**	**124.5**	**99.7**	**24.8**	**45.8**	**62.3**			**61.2**		
	September 2011	143.6	110.0	33.7	38.9	62.8			59.9		
	Financial year ended	516.4	408.0	108.4	209.4	192.7			186.7		
Capital Expenditure	**December 2011**	**(89.2)**	**(63.0)**	**(26.2)**	**(20.4)**	**(83.2)**	**(63.8)**	**(19.4)**	**(81.7)**	**(62.7)**	**(19.1)**
	September 2011	(67.3)	(46.9)	(20.4)	(16.7)	(76.2)	(54.8)	(21.4)	(72.6)	(52.2)	(20.4)
	Financial year ended	(306.7)	(218.9)	(87.8)	(69.4)	(256.8)	(182.7)	(74.1)	(248.8)	(177.1)	(71.8)

[#] As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
Figures may not add as they are rounded independently.

Total cash cost
Gold Industry Standards Basis

Figures are in South African rand millions unless otherwise stated

		Total Mine Operations	South Africa Region				West Africa Region			South America Region	Australasia Region		
								Ghana		Peru	Australia		
			Total	KDC	Beatrix	South Deep	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew
Operating costs[1]	Dec 2011	(5,651.9)	(3,011.8)	(1,863.7)	(605.9)	(542.2)	(1,197.9)	(908.0)	(289.9)	(304.2)	(1,138.0)	(837.2)	(300.8)
	Sep 2011	(5,450.4)	(3,131.1)	(1,952.4)	(628.3)	(550.4)	(1,010.3)	(771.4)	(238.9)	(289.6)	(1,019.4)	(752.1)	(267.3)
	Financial year ended	(21,312.0)	(11,999.6)	(7,452.4)	(2,408.8)	(2,138.4)	(4,176.6)	(3,150.6)	(1,026.0)	(1,136.6)	(3,999.2)	(2,999.2)	(1,000.0)
Gold-in-process and	Dec 2011	222.6	-	-	-	-	87.5	94.0	(6.5)	14.0	121.1	92.9	28.2
inventory change*	Sep 2011	34.1	-	-	-	-	58.3	42.6	15.7	0.2	(24.4)	(28.8)	4.4
	Financial year ended	447.0	-	-	-	-	386.3	382.8	3.5	11.5	49.2	15.9	33.3
Less:	Dec 2011	(28.7)	(17.2)	(12.3)	(3.6)	(1.3)	(5.4)	(4.8)	(0.6)	(1.0)	(5.1)	(4.2)	(0.9)
Rehabilitation costs	Sep 2011	(26.4)	(17.2)	(12.4)	(3.5)	(1.3)	(3.7)	(3.2)	(0.5)	(0.9)	(4.6)	(3.7)	(0.9)
	Financial year ended	(106.5)	(69.0)	(49.5)	(14.3)	(5.2)	(15.5)	(13.3)	(2.2)	(3.6)	(18.4)	(14.9)	(3.5)
General and admin	Dec 2011	(168.3)	(47.7)	(32.3)	(7.1)	(8.3)	(80.5)	(70.7)	(9.8)	(3.2)	(36.9)	(24.7)	(12.2)
	Sep 2011	(160.4)	(53.3)	(36.8)	(8.0)	(8.5)	(70.5)	(64.2)	(6.3)	(4.3)	(32.3)	(19.1)	(13.2)
	Financial year ended	(624.3)	(208.8)	(143.7)	(32.0)	(33.1)	(273.6)	(244.2)	(29.4)	(17.9)	(124.0)	(79.3)	(44.7)
Plus:	Dec 2011	(375.3)	(146.6)	(123.6)	(19.0)	(4.0)	(146.1)	(112.9)	(33.2)	(25.1)	(57.5)	(40.9)	(16.6)
Royalties	Sep 2011	(304.7)	(80.7)	(71.5)	(5.3)	(3.9)	(141.1)	(108.3)	(32.8)	(30.7)	(52.2)	(34.7)	(17.5)
	Financial year ended	(1,081.0)	(304.9)	(256.5)	(33.0)	(15.4)	(479.8)	(368.2)	(111.6)	(106.1)	(190.2)	(133.2)	(57.0)
TOTAL CASH COST[2]	Dec 2011	(5,607.6)	(3,093.5)	(1,942.7)	(614.2)	(536.6)	(1,170.6)	(851.4)	(319.2)	(311.1)	(1,032.4)	(756.3)	(276.1)
	Sep 2011	(5,534.2)	(3,141.3)	(1,974.7)	(622.1)	(544.5)	(1,018.9)	(769.7)	(249.2)	(314.9)	(1,059.1)	(792.8)	(266.3)
	Financial year ended	(21,215.2)	(12,026.7)	(7,515.7)	(2,395.5)	(2,115.5)	(3,981.0)	(2,878.5)	(1,102.5)	(1,209.7)	(3,997.8)	(3,022.3)	(975.5)
Plus:	Dec 2011	(1,653.7)	(736.8)	(439.1)	(150.4)	(147.3)	(243.4)	(192.1)	(51.3)	(115.2)	(558.3)	-	-
Amortisation*	Sep 2011	(1,327.4)	(679.8)	(410.1)	(127.4)	(142.3)	(228.4)	(176.8)	(51.6)	(102.3)	(316.9)	-	-
	Financial year ended	(5,408.5)	(2,731.4)	(1,663.3)	(514.4)	(553.7)	(853.9)	(671.1)	(182.8)	(435.3)	(1,387.9)	-	-
Rehabilitation	Dec 2011	(28.7)	(17.2)	(12.3)	(3.6)	(1.3)	(5.4)	(4.8)	(0.6)	(1.0)	(5.1)	-	-
	Sep 2011	(26.4)	(17.2)	(12.4)	(3.5)	(1.3)	(3.7)	(3.2)	(0.5)	(0.9)	(4.6)	-	-
	Financial year ended	(106.5)	(69.0)	(49.5)	(14.3)	(5.2)	(15.5)	(13.3)	(2.2)	(3.6)	(18.4)	-	-
TOTAL PRODUCTION	Dec 2011	(7,290.0)	(3,847.5)	(2,394.1)	(768.2)	(685.2)	(1,419.4)	(1,048.3)	(371.1)	(427.3)	(1,595.8)	-	-
COST[3]	Sep 2011	(6,888.0)	(3,838.3)	(2,397.2)	(753.0)	(688.1)	(1,251.0)	(949.7)	(301.3)	(418.1)	(1,380.6)	-	-
	Financial year ended	(26,730.2)	(14,827.1)	(9,228.5)	(2,924.2)	(2,674.4)	(4,850.4)	(3,562.9)	(1,287.5)	(1,648.6)	(5,404.1)	-	-
Gold sold	Dec 2011	905.3	434.0	285.8	89.7	58.5	220.0	170.4	49.6	78.8	172.4	120.4	52.0
– thousand ounces	Sep 2011	921.9	428.3	279.2	84.7	64.4	234.4	180.0	54.3	90.5	168.7	115.0	53.7
	Financial year ended	3,696.6	1,720.0	1,100.2	346.8	273.0	935.0	717.3	217.7	383.0	658.6	464.6	194.0
TOTAL CASH COST	Dec 2011	767	882	841	848	1,134	659	618	796	489	741	777	657
– US$/oz	Sep 2011	851	1,040	1,003	1,041	1,199	617	606	651	494	891	978	704
	Financial year ended	795	968	946	957	1,073	590	556	701	437	841	901	696
TOTAL CASH COST	Dec 2011	199,155	229,148	218,526	220,222	294,673	171,065	160,642	206,870	126,928	192,504	201,895	170,748
– R/kg	Sep 2011	192,997	235,780	227,395	236,002	271,842	139,797	137,446	147,456	111,865	201,849	221,638	159,461
	Financial year ended	184,515	224,815	219,642	222,073	249,146	136,879	129,011	162,803	101,536	195,167	209,170	161,640
TOTAL PRODUCTION	Dec 2011	997	1,097	1,037	1,060	1,448	798	761	926	671	1,145	-	-
COST – US$/oz	Sep 2011	1,060	1,271	1,218	1,260	1,516	757	748	787	655	1,161	-	-
	Financial year ended	1,002	1,194	1,162	1,168	1,357	719	688	819	596	1,137	-	-
TOTAL PRODUCTION	Dec 2011	258,905	285,000	269,303	275,439	376,277	207,424	197,792	240,506	174,337	297,554	-	-
COST – R/kg	Sep 2011	240,210	288,096	279,048	285,660	343,535	171,605	169,589	178,284	148,526	263,126	-	-
	Financial year ended	232,481	277,163	269,697	271,086	314,969	166,772	159,685	190,121	138,375	263,821	-	-

DEFINITIONS

Total cash cost and Total production cost are calculated in accordance with the Gold Institute Industry standard.

[1] Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and non-recurring items.

[2] Total cash cost – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above.

[3] Total production cost – Total cash cost plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.

* Adjusted for amortisation/depreciation (non-cash item) excluded from gold-in-process change.

Average exchange rates were US$1 = R8.08 and US$1 = R7.05 for the December 2011 and September 2011 quarters respectively.

Capital expenditure

Figures are in South African rand millions unless otherwise stated

| | | Total Group | South Africa Region | | | | West Africa Region | | | South America Region | Australasia Region | | | Corporate |
| | | | | | | | Ghana | | | Peru | Australia | | | |
			Total	KDC	Beatrix	South Deep	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew	
Sustaining capital	**Dec 2011**	**(1,622.2)**	**(316.7)**	**(265.2)**	**(51.5)**	**-**	**(610.6)**	**(498.6)**	**(112.0)**	**(149.4)**	**(535.4)**	**(413.0)**	**(122.4)**	**(10.1)**
	Sep 2011	(1,203.4)	(206.8)	(156.8)	(50.0)	-	(440.1)	(332.0)	(108.1)	(110.9)	(438.0)	(315.2)	(122.8)	(7.6)
	Financial year ended	(4,802.2)	(785.2)	(589.4)	(195.8)	-	(2,028.2)	(1,580.5)	(447.7)	(471.8)	(1,496.2)	(1,056.7)	(439.5)	(20.8)
Ore reserve	**Dec 2011**	**(539.9)**	**(539.9)**	**(441.0)**	**(98.9)**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
development	Sep 2011	(567.1)	(567.1)	(454.0)	(113.1)	-	-	-	-	-	-	-	-	-
	Financial year ended	(2,126.2)	(2,126.2)	(1,710.9)	(415.3)	-	-	-	-	-	-	-	-	-
Project capital#	**Dec 2011**	**(810.4)**	**(607.4)**	**-**	**-**	**(607.4)**	**-**	**-**	**-**	**(11.6)**	**-**	**-**	**-**	**(191.4)**
	Sep 2011	(550.2)	(491.9)	-	-	(491.9)	-	-	-	(6.6)	-	-	-	(51.7)
	Financial year ended	(2,515.3)	(1,982.4)	-	-	(1,982.4)	-	-	-	(29.2)	-	-	-	(503.7)
Brownfields	**Dec 2011**	**(208.7)**					**(95.0)**	**-**	**(95.0)**		**(113.7)**	**(81.2)**	**(32.5)**	**-**
exploration	Sep 2011	(132.6)	-	-	-	-	(35.9)	-	(35.9)	-	(96.7)	(68.7)	(28.0)	-
	Financial year ended	(544.4)	-	-	-	-	(186.8)	-	(186.8)	-	(357.6)	(262.4)	(95.2)	-
Total capital	**Dec 2011**	**(3,181.2)**	**(1,464.0)**	**(706.2)**	**(150.4)**	**(607.4)**	**(705.6)**	**(498.6)**	**(207.0)**	**(161.0)**	**(649.1)**	**(494.2)**	**(154.9)**	**(201.5)**
expenditure	Sep 2011	(2,453.3)	(1,265.8)	(610.8)	(163.1)	(491.9)	(476.0)	(332.0)	(144.0)	(117.5)	(534.7)	(383.9)	(150.8)	(59.3)
	Financial year ended	(9,988.1)	(4,893.8)	(2,300.3)	(611.1)	(1,982.4)	(2,215.0)	(1,580.5)	(634.5)	(501.0)	(1,853.8)	(1,319.1)	(534.7)	(524.5)

Project capital under Corporate in the December quarter includes R34 million (US$4 million) at the Arctic Platinum Project (APP), R70 million (US$9 million) at Chucapaca being our 51 per cent share in this project, R79 million (US$11 million) on the Damang Super-pit and general corporate capital expenditure. From the September quarter and retrospectively for the year, the NCE project capital at Chucapaca only includes the 51 per cent funded by Gold Fields and excludes the 49 per cent funded by Buenaventura, with the result that a credit of R50 million (US$7 million) is included in corporate capital expenditure for the September quarter. The table above includes only Gold Fields' 51 per cent share of capital expenditure in Chucapaca, resulting in total capital expenditure of R3,181 million (US$394 million) compared with R3,242 million (US$410 million) as reported in the Statement of Cash flows.

Notional cash expenditure##

Figures are in South African rand millions unless otherwise stated

| | | Total Group | South Africa Region | | | | West Africa Region | | | South America Region | Australasia Region | | | Corporate |
| | | | | | | | Ghana | | | Peru | Australia | | | |
			Total	KDC	Beatrix	South Deep	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew	
Operating costs	**Dec 2011**	**(5,651.9)**	**(3,011.8)**	**(1,863.7)**	**(605.9)**	**(542.2)**	**(1,197.9)**	**(908.0)**	**(289.9)**	**(304.2)**	**(1,138.0)**	**(837.2)**	**(300.8)**	**-**
	Sep 2011	(5,450.4)	(3,131.1)	(1,952.4)	(628.3)	(550.4)	(1,010.3)	(771.4)	(238.9)	(289.6)	(1,019.4)	(752.1)	(267.3)	-
	Financial year ended	(21,312.0)	(11,999.6)	(7,452.4)	(2,408.8)	(2,138.4)	(4,176.6)	(3,150.6)	(1,026.0)	(1,136.6)	(3,999.2)	(2,999.2)	(1,000.0)	-
Capital	**Dec 2011**	**(3,181.2)**	**(1,464.0)**	**(706.2)**	**(150.4)**	**(607.4)**	**(705.6)**	**(498.6)**	**(207.0)**	**(161.0)**	**(649.1)**	**(494.2)**	**(154.9)**	**(201.5)**
expenditure	Sep 2011	(2,453.3)	(1,265.8)	(610.8)	(163.1)	(491.9)	(476.0)	(332.0)	(144.0)	(117.5)	(534.7)	(383.9)	(150.8)	(59.3)
	Financial year ended	(9,988.1)	(4,893.8)	(2,300.3)	(611.1)	(1,982.4)	(2,215.0)	(1,580.5)	(634.5)	(501.0)	(1,853.8)	(1,319.1)	(534.7)	(524.5)
Notional cash	**Dec 2011**	**313,286**	**331,541**	**289,078**	**271,172**	**631,301**	**278,167**	**265,396**	**322,035**	**186,902**	**333,228**	**355,419**	**281,818**	**-**
expenditure	Sep 2011	274,615	330,023	295,164	300,228	520,369	203,882	197,036	226,568	139,370	296,188	317,585	250,359	-
– R/kg	Financial year ended	272,224	315,788	285,017	279,957	485,314	219,763	212,043	245,201	137,440	285,735	298,865	254,300	-
Notional cash	**Dec 2011**	**1,206**	**1,276**	**1,113**	**1,044**	**2,430**	**1,071**	**1,022**	**1,240**	**719**	**1,283**	**1,368**	**1,085**	**-**
expenditure	Sep 2011	1,212	1,456	1,302	1,325	2,296	899	869	1,000	615	1,307	1,401	1,105	-
– US$/oz	Financial year ended	1,173	1,360	1,228	1,206	2,091	947	913	1,056	592	1,231	1,287	1,096	-

Notional cash expenditure (NCE) per kilogram (ounce) = operating costs plus capital expenditure, excluding minority interest in projects, divided by gold produced.

Underground and surface

South African rand and metric units

Operating Results	Total Mine Operations	South Africa Region				West Africa Region			South America Region	Australasia Region		
							Ghana		Peru		Australia	
		Total	KDC	Beatrix	South Deep[#]	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew
Ore milled/treated (000 tonnes)												
- underground **December 2011**	**2,916**	**2,403**	**1,232**	**647**	**524**	**-**	**-**	**-**	**-**	**513**	**370**	**143**
September 2011	2,851	2,283	1,221	547	515	-	-	-	-	568	424	144
Financial year ended	11,516	9,198	4,814	2,341	2,043	-	-	-	-	2,318	1,707	611
- surface **December 2011**	**12,110**	**1,930**	**1,612**	**293**	**25**	**7,047**	**5,855**	**1,192**	**1,620**	**1,513**	**1,398**	**115**
September 2011	11,919	2,044	1,584	352	108	6,825	5,597	1,228	1,674	1,376	1,258	118
Financial year ended	47,925	7,890	6,017	1,476	397	28,080	23,138	4,942	6,593	5,362	5,038	324
- total **December 2011**	**15,026**	**4,333**	**2,844**	**940**	**549**	**7,047**	**5,855**	**1,192**	**1,620**	**2,026**	**1,768**	**258**
September 2011	14,770	4,327	2,805	899	623	6,825	5,597	1,228	1,674	1,944	1,682	262
Financial year ended	59,441	17,088	10,831	3,817	2,440	28,080	23,138	4,942	6,593	7,680	6,745	935
Yield (grams per tonne)												
- underground **December 2011**	**5.3**	**5.1**	**6.3**	**4.2**	**4.5**	**-**	**-**	**-**	**-**	**6.4**	**5.1**	**9.7**
September 2011	5.4	5.3	6.2	4.6	5.0	-	-	-	-	5.9	4.7	9.5
Financial year ended	5.4	5.3	6.3	4.4	5.1	-	-	-	-	5.6	4.5	8.9
- surface **December 2011**	**1.0**	**0.6**	**0.7**	**0.2**	**0.2**	**1.0**	**0.9**	**1.3**	**1.5**	**1.4**	**1.3**	**2.0**
September 2011	1.1	0.6	0.7	0.3	0.5	1.1	1.0	1.4	1.7	1.4	1.3	2.5
Financial year ended	1.1	0.6	0.7	0.3	0.7	1.0	1.0	1.4	1.8	1.4	1.3	1.9
- combined **December 2011**	**1.9**	**3.1**	**3.1**	**3.0**	**3.3**	**1.0**	**0.9**	**1.3**	**1.5**	**2.6**	**2.1**	**6.3**
September 2011	1.9	3.1	3.1	2.9	3.2	1.1	1.0	1.4	1.7	2.7	2.1	6.4
Financial year ended	1.9	3.1	3.2	2.8	3.5	1.0	1.0	1.4	1.8	2.7	2.1	6.5
Gold produced (kilograms)												
- underground **December 2011**	**15,551**	**12,258**	**7,725**	**2,716**	**1,817**	**-**	**-**	**-**	**-**	**3,293**	**1,901**	**1,392**
September 2011	15,446	12,090	7,612	2,524	1,954	-	-	-	-	3,356	1,984	1,372
Financial year ended	61,700	48,623	30,105	10,313	8,205	-	-	-	-	13,077	7,666	5,411
- surface **December 2011**	**12,644**	**1,242**	**1,165**	**73**	**4**	**6,843**	**5,300**	**1,543**	**2,489**	**2,070**	**1,845**	**225**
September 2011	13,335	1,233	1,072	112	49	7,290	5,600	1,690	2,921	1,891	1,593	298
Financial year ended	53,279	4,873	4,113	474	286	29,084	22,312	6,772	11,915	7,407	6,783	624
- total **December 2011**	**28,195**	**13,500**	**8,890**	**2,789**	**1,821**	**6,843**	**5,300**	**1,543**	**2,489**	**5,363**	**3,746**	**1,617**
September 2011	28,781	13,323	8,684	2,636	2,003	7,290	5,600	1,690	2,921	5,247	3,577	1,670
Financial year ended	114,979	53,496	34,218	10,787	8,491	29,084	22,312	6,772	11,915	20,484	14,449	6,035
Operating costs (Rand per tonne)												
- underground **December 2011**	**1,179**	**1,171**	**1,374**	**902**	**1,029**	**-**	**-**	**-**	**-**	**1,214**	**974**	**1,835**
September 2011	1,227	1,294	1,483	1,101	1,051	-	-	-	-	960	762	1,544
Financial year ended	1,172	1,225	1,424	987	1,029	-	-	-	-	964	787	1,457
- surface **December 2011**	**183**	**102**	**106**	**77**	**120**	**170**	**155**	**243**	**188**	**341**	**341**	**334**
September 2011	164	87	90	74	86	148	138	195	173	345	341	381
Financial year ended	163	93	100	66	92	149	136	208	172	329	329	340
- total **December 2011**	**376**	**695**	**655**	**645**	**988**	**170**	**155**	**243**	**188**	**562**	**474**	**1,166**
September 2011	369	724	696	699	883	148	138	195	173	524	447	1,020
Financial year ended	359	702	688	631	876	149	136	208	172	521	445	1,070

[#] December quarter includes 124,000 tonnes (September quarter includes 123,000 tonnes) of waste processed from underground. In order to show the yield based on ore mined, the calculation of the yield at South Deep only, excludes the underground waste.

Development results

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.

KDC		December 2011 quarter				September 2011 quarter				Year ended 2011			
	Reef	Carbon Leader	Kloof	Main	VCR	Carbon Leader	Kloof	Main	VCR	Carbon Leader	Kloof	Main	VCR
Advanced	(m)	4,829	95	773	5,556	4,502	199	666	5,093	18,716	686	3,771	21,826
Advanced on reef	(m)	753	72	255	706	499	43	181	752	3,223	257	845	3,353
Sampled	(m)	684	57	231	546	546	15	243	618	3,042	201	813	2,715
Channel width	(cm)	77	149	57	187	99	99	86	107	78	111	82	124
Average value -	(g/t)	25.6	8.1	15.2	13.4	19.0	17.4	14.7	24.6	23.6	16.8	11.2	22.0
-	(cm.g/t)	1,983	1,202	868	2,502	1,879	1,714	1,269	2,636	1,851	1,876	922	2,730

Beatrix		December 2011 quarter		September 2011 quarter		Year ended 2011	
	Reef	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans
Advanced	(m)	4,374	1,749	4,065	1,377	16,978	6,404
Advanced on reef	(m)	815	537	994	188	4,360	1,342
Sampled	(m)	846	390	1,071	186	4,218	1,179
Channel width	(cm)	165	92	141	133	126	104
Average value -	(g/t)	7.1	19.1	7.0	14.6	8.9	15.9
-	(cm.g/t)	1,176	1,749	982	1,941	1,125	1,658

South Deep		December 2011 quarter	September 2011 quarter	F2011
	Reef	Elsburgs[1,2]	Elsburgs[1,2]	Elsburgs[1,2]
Main Advanced	(m)	3,175	2,938	12,018
- Main above 95 level	(m)	1,838	1,484	6,911
- Main below 95 level	(m)	1,337	1,454	5,107
Advanced on reef	(m)	1,552	1,204	5,804
Square metres de-stressed	(m^2)	7,373	6,815	24,729
- Reserve value de-stressed	(g/t)	7.1	7.2	7.1
Shaft sinking	(m)	47	28	75

[1] Trackless development in the Elsburg reefs is evaluated by means of the resource model.

[2] Full channel width not fully exposed in development, hence not reported.

Administration and corporate information

Corporate Secretary
Cain Farrel
Tel: +27 11 562 9742
Fax: +27 11 562 9829
e-mail: cain.farrel@goldfields.co.za

Registered Office
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton 2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829

Office of the United Kingdom Secretaries
London
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
United Kingdom
Tel: +44 20 7499 3916
Fax: +44 20 7491 1989

American Depository Receipts Transfer Agent
Bank of New York Mellon
BNY Mellon Shareowner Services
P O Box 358516
Pittsburgh, PA15252-8516

US toll-free telephone: +1 888 269 2377
Tel: +1 201 680 6825
e-mail: shrrelations@bnymellon.com

Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123

Investor Enquiries
Zakira Amra
Tel: +27 11 562 9775
Mobile: +27 79 694 0267
e-mail: zakira.amra@goldfields.co.za

Willie Jacobsz
Tel: +508 839 1188
Mobile: +857 241 7127
e-mail: willie.jacobsz@gfexpl.com

Media Enquiries
Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
e-mail: sven.lunsche@goldfields.co.za

Transfer Secretaries
South Africa
Computershare Investor Services
(Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248

United Kingdom
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300 [calls cost 10p a
          minute plus network extras,
          lines are open 8.30am – 5pm
          Mon-Fri] or [from overseas]
          +44 20 8639 3399
Fax: +44 20 8658 3430
e-mail: ssd@capitaregistrars.com

Website
http://www.goldfields.co.za

Listings
JSE / NYSE / NASDAQ Dubai: GFI
NYX: GFLB
SWX: GOLI

Forward looking statements

Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa, Ghana, Australia, Peru and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, exploration and development activities; decreases in the market price of gold and/or copper; hazards associated with underground and surface gold mining; labour disruptions; availability, terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations and new legislation affecting mining and mineral rights; changes in exchange rates, currency devaluations, inflation and other macro-economic factors; industrial action; temporary stoppages of mines for safety and unplanned maintenance reasons; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Directors

M A Ramphele (*Chair*) °	K Ansah #°	A R Hill ⌗°	M S Moloko °	R L Pennant-Rea *°
N J Holland ** (*Chief Executive Officer*)	C A Carolus°	D L Lazaro□°	D N Murray °	G M Wilson °
P A Schmidt • (*Chief Financial Officer*)	R Dañino **°	R P Menell °	D M J Ncube °	

* British   # Ghanaian   ⌗ Canadian   □°Filipino
** Peruvian   ° Independent Director   • Non-independent Director

www.goldfields.co.za

ince.motiv

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 17 February 2012

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor
          Relations and Corporate Affairs